Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☒ Exhibit 3 is attached and made a part of this Form NRSRO.

Note: Capitalized terms used but not defined in the policies below generally will have the meanings assigned in the Glossary of Terms included within Exhibit 2 to this Form NRSRO.

Document:
1. S&P Global Code of Business Ethics for Employees
2. Divisional Independence and Objectivity
3. S&P Global Ratings Code of Conduct*
4. S&P Global Ratings Code of Conduct--Australia*
5. Securities Disclosure and Trading Policy
6. Ratings Addendum to Securities Disclosure and Trading Policy
7. Outside Activities Professional Conduct Policy
8. Avoiding Selective Disclosure of Material Non-Public Information
9. Managing Confidential Information
10. Ratings Release
11. Issuer Notification (including Issuer Appeals)
12. Corporate Governance

* To meet local regulatory requirements, a Code of Conduct is in effect in Australia in addition to the global Code of Conduct.

Code of Business Ethics – 2025

S&P Global

Code of Business Ethics

Table of Contents

Introductory Letter

Dear colleagues:

The S&P Global brand is synonymous with trust, independence, and the highest standards of ethical behavior.

Our reputation depends on all of us doing the right thing, always. This is why each year we ask you to complete training on, and affirm compliance with, S&P Global's Code of Business Ethics (COBE). This annual process demonstrates our commitment to our core value of integrity, and it is designed to facilitate strong relationships with each other and everyone with whom we do business.

As the global risk landscape evolves, so does our COBE, ensuring we're adhering to our latest policies, standards, and procedures.

Please contact the Compliance or People teams if you have any questions regarding the COBE.

Thank you for your full attention to this matter and for your ongoing dedication to working in ways that build trust and loyalty with our stakeholders.

Sincerely,



Martina

Martina Cheung
President and CEO



Mary

Mary McCann
Chief Risk and Compliance Officer

What We Expect of Our People at S&P Global

Our Core Values

S&P Global's Code of Business Ethics (COBE) underscores our core values and guides everything we do by informing our decisions, driving our actions, and determining how we conduct business. By leading with our core values of discovery, partnership, and integrity, we protect our people, our Company, and our brand.

Every team member is driven by the same core values:
Discovery
We seek new sources of value

Partnership
We form connections for impact

Integrity
We do what's right

The COBE Applies To All of Us

The COBE applies to everyone at S&P Global, including all team members (employees, contractors, interns, and other workers of record), as well as all its subsidiaries, and divisions of ("S&P Global" or "Company") around the world. Across all geographies, levels and functions, everyone is expected to abide by the highest ethical standards, and we do this by adhering to our core values. The Board of Directors of S&P Global has its own Code of Business Conduct available here.

It is essential that all team members read, understand, and affirm their adherence to the COBE. Our people must take the required training to better understand the COBE and the underlying Company policies, standards, and procedures; and they must adhere to the latest published version of them.

While the COBE is intended as a foundation to provide guidance and to help you make the right decisions, it is not intended to cover every possible law, policy, or situation. Our team members are expected to be thoughtful, act in the spirit of all policies, and always use their best judgment before making decisions.

Division-Specific Policies

Certain divisions may have policies or addenda that are more restrictive than the COBE or other S&P Global corporate policies. Always consult your divisional Compliance department to ensure compliance with any additional requirements before proceeding with activities that may be subject to division-specific rules.

Decision Tree

As you make a business decision, ask yourself:

- Is it legal?
- Is it consistent with the COBE and S&P Global policies?
- Is it in the best interest of S&P Global?
- Will it maintain trust with clients, shareholders, regulators and colleagues?
- Would it maintain our good reputation if it appeared on the front page of a newspaper, in a blog or in the mainstream media?

If the answer to any of these questions is no, stop and speak up. The Company has resources for you to raise a concern, seek advice or report a violation in good faith.

Raising Concerns and Seeking Advice

S&P Global is committed to fostering an environment where open and honest communications are expected. Whether you are raising a concern about a potential violation, or seeking advice, the Company has multiple resources to help guide you. To report a concern, you can:

1. Contact your People Leader (manager).

2. Contact the People Team.

3. Utilize the EthicsPoint Helpline online or by phone to record your report or speak with someone who can assist with your report (anonymously if you choose).

4. Contact a member of Legal or Compliance for guidance on any situation involving the COBE or any other laws, policies, standards or procedures.

Violations of The COBE

S&P Global takes violations of the COBE seriously. Failure to comply with the COBE, Company policies, or the law or regulations, may result in disciplinary action, up to and including termination of employment. In addition, violations of the law or regulations could result in civil or criminal penalties imposed by a governmental agency or a court of law.

The Company addresses violations of the COBE promptly and appropriately throughout the organization.

Reporting a Violation

If you suspect unethical conduct or behavior that would violate the COBE or a Company policy, it is best to report such suspicion through the means suggested in the Raising Concerns and Seeking Advice section so they can be appropriately reviewed and addressed.

While it is important to report a suspected violation of the COBE or Company policy, it is just as essential to file such a report in good faith. Using good faith means proceeding with a sincere intention to deal honestly with others. You should not file a dishonest report for any reason, including to:

- Retaliate against another;
- Gain an advantage in a personal conflict; or
- Harass another individual.

Knowingly filing a dishonest report is a violation of the COBE.

Retaliation Is Not Allowed

We do not tolerate retaliation against anyone who in good faith seeks advice, raises a concern, or reports a suspected violation of the COBE or any other Company policies. Retaliating against any such person is prohibited at S&P Global, and we take prompt and appropriate action against anyone, at any level, who engages in such conduct. This means that you are protected against being terminated, demoted, threatened, discriminated against, or harassed in any way in retaliation for raising a concern in good faith.

In addition, team members must not speculate about the identity of persons who may have reported a violation or about the nature or context of the reported violation.

Investigation of Reports

When you raise a concern or report a violation, the Company will promptly investigate your report. Your communication will be treated confidentially to the extent possible and permissible by law. Team members must cooperate with the Company's investigation fully in an honest and transparent manner. Team members must not tamper with or withhold relevant information in connection with an investigation. At the conclusion of the investigation, the Company will take appropriate action to address any issues identified.

Could I be terminated for reporting a concern in good faith?

Q: I suspect unethical conduct is taking place in my group, but what if I am wrong? Could I be terminated for raising an issue to the EthicsPoint Helpline that turns out not to be a violation?

A: No, people are encouraged to come forward without fear. It is against our policies and values to penalize or retaliate against anyone for raising a concern or reporting an issue in good faith.

If you suspect unethical conduct or conduct that would otherwise violate a Company policy, we encourage you to immediately report such suspicion through the means suggested above and let the appropriate Company representative determine whether a violation or unethical conduct took place.

Compliance with Laws and Regulations

All our people must comply with legal and regulatory requirements. We operate in many countries and jurisdictions, and consequently, laws that may apply to us may conflict with each other or with this COBE. If you are ever faced with a potential violation of law or regulation, or a conflict of laws, or a conflict with this COBE, seek immediate guidance from Legal or Compliance.

Communications with Regulators, Government Agencies and Third Parties

S&P Global's interactions with regulators, other government agencies, outside lawyers, law enforcement and similar third parties are based on the principles of compliance with the law, transparency and cooperation. S&P Global team members should be polite and professional and should not prevent regulators, government officials, law enforcement or other authorities from conducting formal examinations or investigations.

In the course of your employment with the Company, you may receive a subpoena, demand or an inquiry from a regulator, governmental agency or law enforcement. S&P Global's Communications with Regulators, Other Government Agencies, Outside Lawyers and Third Parties Policy provides guidance to those across the Company who may receive these types of inquiries on who to contact. For further guidance, please contact the Legal Department.

Protected Activities - Always Remember

Nothing in the COBE or any other S&P Global policy limits a team member's ability to communicate directly with and provide information, including non-privileged documents, or other information to the Securities and Exchange Commission, the Department of Justice, or any other relevant governmental agency or regulatory body, whether at the federal, state, provincial, local, or international level, regarding possible violations of law. Team members also have the right to engage in protected concerted activity or other protected labor activities. These actions may be taken without disclosure to the Company, and S&P Global strictly prohibits retaliation against anyone for engaging in these protected activities.

Ethical Practices With Our Team Members

S&P Global's Respectful Workplace Policy outlines our commitment to a work environment in which all individuals are treated with respect and dignity. The work environment includes both the physical and virtual environment, as well as our organizational culture. Team members have the right to work in a professional atmosphere where all backgrounds, experiences and viewpoints are welcomed, and one that prohibits discriminatory practices including discrimination, harassment, and retaliation. Team members have the right to work in an environment that provides mechanisms to prevent and address misconduct. The Company expects that all relationships among persons in the workplace, whether virtual, in-office, workplace sponsored events, or at any other location where work is conducted, will be professional and free of bias, prejudice, and harassment.

All team members are expected to:

- Treat colleagues and others with respect, fairness, and dignity.
- Proactively foster a positive and connected work environment.
- Refrain from any form of discrimination, harassment, retaliation, or any behavior that contradicts the principles of our policies.
- Promptly report any discrimination, harassment, or other inappropriate behavior through the established reporting channels.
- Cooperate fully in investigations, providing truthful and accurate information when required.
- Support colleagues in maintaining a respectful workplace and address inappropriate behavior when witnessed.

Role and Obligation of People Leaders (Managers)

People Leaders play an essential role in fostering a culture and environment where behaving ethically is second nature. Leaders set examples by acting responsibly and serving as role models who inspire our team members to follow the COBE and live our values.

This means our People Leaders are expected to:

- Lead by example and encourage others by holding themselves up to the highest standards of behavior;
- Discuss the COBE with their teams and reinforce the importance of following Company policies;
- Create a positive environment where people feel comfortable speaking up and raising concerns; and
- Communicate to their teams that no retaliation can be taken against someone who raises a concern or reports a violation in good faith.

People Leaders have a duty to report any potential violations. A violation left unreported can harm our Company, our people and our reputation. It is always best to be vigilant and to report any potential violation.

If you receive a report of a potential violation of the COBE or Company policy:

- Seek guidance before responding;
- Contact the appropriate persons within our Company, including your People Partner, Legal or Compliance;
- Ensure the concern is addressed promptly and respectfully.

Equal Opportunity Employer

It is the policy of S&P Global to provide equal employment opportunity without regard to race, color, religion, sex, sexual orientation, gender identity or expression, national origin, age, disability, pregnancy, veteran status, genetic information, citizenship status or any other basis prohibited by applicable law. The Company is committed to equal employment opportunities at all levels of employment, including the executive level. Our practices apply to all employment activities, including but not limited to, recruitment, hiring, employment, assignment, training, compensation, benefits, demotion or transfer, promotions, disciplinary action and terminations.

Non-Discrimination

S&P Global has a policy of zero tolerance for harassment and discrimination. This means that it is our collective responsibility to stand up to such discrimination and harassment, to speak out against it and create an environment where all backgrounds, experiences and viewpoints are welcomed to spark new ideas. Team members must not discriminate against or harass any other team member based on any of the protected categories under the Equal Employment Opportunity Policy including race, color, religion, sex, gender identity or expression, age, sexual orientation, national or ethnic origin, citizenship status, veteran status, genetic information, disability, or any other characteristic protected under law.

Culture and Engagement

We believe that a culture of respect and connectedness drives growth and innovation. Our commitment centers on ensuring our global workforce feels supported, empowered and engaged. We strive to better reflect and serve the communities in which we live and work, and advocate for greater opportunity for all.

Our culture embodies:

- Respectful communication and interaction among all our people;
- Teamwork and participation that facilitates engagement; and
- Flexible and accommodating working arrangements.

All team members have a responsibility to treat others with dignity, respect, and care at all times, whether at work, work functions, or company-sponsored events.

Human Rights

S&P Global is committed to responsible and transparent operations that demonstrate respect and support for all human rights. We are committed to conducting business in a legal, ethical, and responsible manner and believe it is important to work with vendors who operate with the same high standards we set for ourselves.

As a signatory to the UN Guiding Principles for Business and Human Rights, S&P Global acknowledges its responsibility to prevent, mitigate, and manage human rights risks across our value chain. Therefore, when we consider our impact on human rights, we need to be thoughtful about our responsibilities as an employer, but also as a procurer and a provider of goods and services.

Additionally, our responsibility is to understand the varying degrees to which the company may potentially be connected to human rights risks, either positively or negatively. The UN Guiding Principles classifies these levels as Cause (if our actions as a company directly cause an issue), Contribution (if our company influences a global human rights issue through our suppliers), and Linkage (if our company indirectly participates in a human rights issue through business relationships.

For further details, please refer to S&P Global's Impact Report and Human Rights Policy.

Workplace Safety

S&P Global is committed to providing a safe and healthy workplace built on a foundation of strong and uncompromising ethics and integrity. We all play an important role in creating that environment.

We strive to create a safe and comfortable environment for all team members by:

- Safeguarding the Company's team members, physical assets, intellectual property, and other confidential, sensitive, and proprietary information.
- Maintaining a workplace free from violence, prohibiting the possession or use of unauthorized dangerous weapons on Company property.
- Providing reasonable accommodations for team members with disabilities to enable them to perform their job functions.

For more information, please refer to the Physical Security Policy, Workplace Accommodations Policy, and S&P Global Health, Safety & Environmental Policy.

Ethical Practices With Others

Avoiding Conflicts of Interest

At S&P Global, we have an obligation to avoid conflicts of interest. When faced with a situation in which competing loyalties could cause you to pursue a personal benefit for you, your friends

or family at the expense of S&P Global, its clients or customers, this might present a conflict of interest for you.

A conflict of interest can arise whenever an activity:

- Is opposed to the best interests of S&P Global, its clients or customers;
- Creates the appearance of impropriety or misconduct; or
- Creates divided loyalty between you and S&P Global.

However, for the avoidance of doubt, if your activity is protected as described under Protected Activities in the Communications with Regulators, Other Government Agencies, Outside Lawyers, and Third Parties Policy, it does not constitute a conflict of interest.

S&P Global recognizes that conflicts of interest may include potential and perceived conflicts. Even the appearance of a conflict can create doubt about our decision-making processes and could lead to reputational damage. Managing all conflicts is essential to upholding the integrity of our operations and maintaining trust.

Can I give complimentary access to an S&P Global product to a family member?

Q: My brother is researching financial investments for his personal trading account. Can I give him complimentary access to one of our desktop products?

A: No. You must not use S&P Global products or information in a way that improperly benefits someone you know.

Can I use my S&P Global email address for outside business?

Q: I own property that I occasionally rent or use for other business activities unrelated to my job at S&P Global. Can I use my S&P Global email address for my outside business?

A: No. Never use your S&P Global email address for an outside business. Furthermore, do not use your personal email to conduct Company business.

Tip: Do not use your position at S&P Global for improper personal gain.

Divisional Independence and Objectivity

The reputation of S&P Global depends on the integrity and independence of its products and services which include, without limitation, determining credit ratings, news, and industry-focused research, ESG ratings, reporting on an industry, creating, and publishing indices, price assessments and benchmarks and providing benchmark calculation and/or administration services. Consequently, no one should be involved in any activity or relationship that might compromise, or appear to compromise, the independence and objectivity of the Company's products or services.

Refer to the Divisional Independence & Objectivity (DIO) Policy, which sets out the requirements and guidance that team members should follow when they are involved in cross-divisional activities.

Can I collaborate with colleagues from different divisions?

Q: Am I able to approach a colleague from another division to explore collaborating together?

A: Team members are allowed to collaborate with colleagues from other divisions. However, if you plan to engage with team members who are involved in analytical activities, specific protocols apply. For more details, please refer to the DIO Policy and relevant divisional guidelines. Be sure to complete the DIO Request Form prior to engaging.

Close Personal Relationships

Conflict of interest considerations also apply to related parties, including members of your immediate family, as well as other individuals (non-related) who are members of your household. To avoid an actual or perceived conflict of interest you may not have a direct or indirect reporting relationship with, supervise, or make employment decisions about a family member or a related party. You may not facilitate an S&P Global business relationship with a company, in which you, or a family member or related party, have an ownership or other financial interest. Some divisions may have additional restrictions on close personal relationships. Team members engaged in a close personal relationship that may create an actual or perceived conflict of interest with regard to employment decisions are required to submit a Close Personal Relationship form for review. The form may be found on the Global Employee Compliance Services site.

For further guidance please review with your People Partner or People Relations team member.

Outside Employment and Activities

As outlined in the Outside Activities Professional Conduct Policy, team members may, on their own time, do limited amounts of work for other employers or other businesses so long as such work does not conflict with the person's obligations to S&P Global. A conflict would arise if outside work consumed so much of a person's time and energy as to impact the ability to perform their S&P Global job effectively. Also, a conflict is presumed if a person does outside work for a firm that has business dealings with, or competes with, S&P Global. Team members must also avoid outside employment or activities (paid or unpaid) that can appear to cause a conflict with or are otherwise detrimental to the interests of S&P Global.

Team members intending to engage in an Outside Employment or other activities are required to submit for review the relevant Outside Employment and Activities disclosure form. The form can be found on the Global Employee Compliance Services site.

Can I run a small business on my own time?

Q: I make cakes for special events. Can I run a small business on my own time?

A: Team members may engage in outside activities on their own time as long as they are not during business hours and do not create a conflict of interest as described in the Avoiding Conflicts of Interest section. All outside employment or activities must be submitted for approval in the Global Employee Compliance Services (GECS) system. Do not forget to review your divisional policies for additional guidelines or restrictions.

Membership on For-Profit Boards

Team members are generally prohibited from serving as directors on the board of a Public Company (other than members of the Executive Leadership Team, subject to appropriate approvals being obtained). Team members may serve on the board of a private company, provided the company is not a competitor of S&P Global, the time commitment does not interfere with the team member's ability to perform their role, and if the position does not create an actual or perceived conflict of interest for the team member or S&P Global.

Because these situations can be complex, team members must seek approval from their People Leader and Compliance or Legal before accepting a position at a for-profit company. Pre-approval is obtained by completing and submitting the Outside Directorship Disclosure Form in the Global Employees Compliances Services site.

Membership on Nonprofit Boards

Membership on governing boards of nonprofit organizations (for example, charitable organizations, school boards and trade associations) by S&P Global team members is often desirable, and in general, there is no objection to a person accepting such a position, as long as the service does not create a conflict of interest for the person. Team members must seek approval from their People Leader and Compliance or Legal before accepting a position. Such pre-approval will be accomplished by the completion and submission of an Outside Directorship Disclosure Form on the Global Employee Compliance Services (GECS) site.

Team members should be aware of and comply with any policies and disclosure obligations within their division regarding outside employment and other activities.

Corporate Responsibility and Sustainability

Corporate responsibility and sustainability underpin our business and guide our corporate purpose to accelerate progress in the world by providing intelligence that is essential for companies, governments, and individuals.

Our strong commitment to driving progress begins with our own operations and value chain. We fulfill our responsibilities as a Company by reducing our environmental footprint, upholding the highest standards of corporate governance and actively engaging our suppliers to embrace our sustainability ambitions.

Charitable Work and Contributions to Nonprofit Organizations

We are committed to being good corporate citizens and contributing to the communities where we work through programs that connect our people and our capabilities to society's needs. As outlined in the Company Charitable Contributions/Company In-Kind Contributions to Nonprofit Organizations Policy, we support nonprofit organizations through our thought leadership, volunteering, and the charitable giving of the S&P Global Foundation. We foster a culture of giving and engagement by matching team member contributions to eligible nonprofit organizations and promoting volunteer programs across our global offices.

Internal fundraising events or donation drives amongst colleagues are not permitted as outlined in the S&P Global Solicitation & Distribution Guidelines. These guidelines prohibit team members from soliciting financial contributions or payments, including for gambling or game type activities, from other team members for any non-work related personal or charitable initiative at any time on Company premises or via Company resources.

For more information contact the Corporate Responsibility team.

Can I ask team members for donations?

Q: Can I ask a colleague to donate to a fundraiser for my child's school?

A: While we support your efforts, internal fundraising or donation drives among colleagues are not permitted under the S&P Global Solicitation & Distribution Guidelines. These guidelines prohibit soliciting financial contributions for personal or charitable initiatives on company premises or using company resources.

Political Contributions and Activities

S&P Global encourages its people to be engaged in their communities, which may include political activism. Team members intending to engage in significant civic, charitable, or political activity are required to submit the relevant Outside Activities disclosure form for review. It is also important that people review applicable laws, regulations, and any applicable S&P Global policies before making any donation of time, money or service to a political candidate, party, or organization. Making the right decision is critical because:

- Political contributions or donations may create a conflict of interest, or give rise to an appearance of impropriety;

- Campaign finance rules are complex, vary by country and local jurisdictions, and often prohibit contributions from certain sources, or limit the timing and amount, of contributions;
- Depending on where you live and where you contribute there may be tax, disclosure and other legal requirements associated with your contributions; and
- Your division may have policies and procedures that limit (or may prohibit) your ability to make political contributions.

Remember: Unauthorized political contributions pose legal, operational, and reputational risk to the Company. To avoid even a perception of impropriety, the Company prohibits certain political contributions. If you are uncertain, you should seek guidance from Public Affairs, Legal or Compliance. For further guidance, see Political Contributions and Payments Policy (U.S. only) or contact your divisional Compliance representative.

Use of Social Media

Care must be taken in the way we communicate, both internally and externally, whether on a formal or informal basis. We have a duty to be honest, professional, and respectful with both the public and our S&P Global colleagues.

Social media tools (such as blogs or social networking sites) can be used in valuable and creative ways to extend our brand, communicate with the market, and address the needs of our people, clients, customers, and other stakeholders. These tools, due to their inherent risk, should always conform to the highest professional and ethical standards. For further guidance, see the Social Media Policy.

The following guidelines apply on either Company devices or personal devices, in connection with S&P Global business on all social media sites:

- Always be careful about what you post on the internet. Your actions can impact the Company's reputation or ability to conduct business;
- Only authorized people may use social media on behalf of the Company. If you want to use Social Media for business purposes within the scope of your employment, you must first gain approval from the Social Media Team. Divisions may also impose limitations on the use of their content that applies to all team members of the Company. Refer to your divisional Communications team if you are unsure whether you are authorized;
- When participating in online communities, do not misrepresent yourself. If you talk about work-related matters or matters that relate to the general business of the Company, you must disclose your affiliation with the Company and make it clear that any opinions expressed are your own and not those of the Company;
- Do not share confidential, personal, privileged, proprietary or other non-public information including information about the Company, its products, or services. This includes strategies, forecasts, mergers and acquisitions and client or customer information. Never share anything related to S&P Global legal issues, including a pending litigation or investigation; and

- Do not post anything discriminatory, offensive, or illegal in your personal capacity or on behalf of the Company.

Can I post content on my personal LinkedIn profile about a transaction I completed for my job?

Q: I worked on a deal, and contract negotiations were tough. We finally got the counterparty to accept a lower price. Can I share the details of the transaction on my personal social media account with my network?

A: No, you may never disclose any confidential information obtained in the performance of your duties, unless authorized by S&P Global.

Can I post a job listing on my personal social media account?

Q: We need to fill an open position on my team, and I have a large network of friends and colleagues on LinkedIn that I think would be interested in the position. Can I post the job listing on LinkedIn?

A: Yes, please reach out to your S&P Global People Movement partner who can provide the links to open roles that can be posted on LinkedIn.

S&P Global Brand, Media, and External Communications

The Media Communications, Public Engagements and Brand Policy provides guidance to team members regarding interacting with the media, engaging with external audiences, and the use of S&P Global branded materials. Proper interaction with these audiences is essential to protecting and maintaining the Company's reputation and success.

- Only authorized spokespeople may interact directly with the media on behalf of the Company or its divisions.
- Team members must always seek their People Leader’s approval before agreeing to participate in external events and conferences as a speaker, panelist, or presenter.
- The issuance of testimonials or endorsements of any product, entity or service is strictly prohibited.
- The events toolkit has been developed to complement the brand guidelines. Team members must adhere to the events toolkit for all branding requirements for all events and conferences in which S&P Global has a presence.

Inquiries or further information regarding this policy may be directed to the appropriate Communications or Brand Representative for your Division.

Antitrust and Competitive Intelligence

Antitrust or Competition laws regulate trade and commerce by prohibiting restraints on certain trade activity and promoting fair competition. Failure to comply with these laws can result in significant legal and financial consequences for you and the Company.

The cornerstone of S&P Global's success is competing fairly and honestly. S&P Global does not engage in unethical or illegal business practices to obtain a competitive advantage.

Certain business practices, such as requiring a customer to purchase a second, distinct product as a condition of buying another, may be illegal. The legality of such "tying" practices depends on various legal and economic factors. If you have any questions or concerns regarding these types of situations, consult Legal or Compliance.

As a member of the S&P Global community, you have a responsibility to uphold our reputation for honesty and integrity in all business transactions. The general guidelines below will provide assistance, but please contact Legal or Compliance if you have any questions or concerns.

General Guidelines

- Always be forthright and truthful about your relationship with S&P Global whenever you are interacting with a customer, client, competitor or any other third party;
- You must not discuss topics with competitors [or similarly situated peers] that could affect pricing (including setting prices, controlling sales, or splitting territories, customers, and vendors) or commercial decisions such as prices, sales terms, business plans, margins, costs, bids, production capacity, inventory levels, trade promotions or discounts;
- Do not agree with other companies to boycott vendors or customers;
- Use only your S&P Global email address when signing up for digital or online products from competitors; and
- Never use a competitor's proprietary information.

Q: I work in sales and am friendly with a sales representative from one of our competitors. Last week at a social gathering, we spoke about a new product promotion S&P is offering. This promotion is not confidential; we have been marketing it for months. Did I do anything wrong?

A: Yes. You should never discuss price or other terms of sale with competitors under any circumstances.

Q. After a trade association meeting, I went for dinner with a few employees of S&P competitors. At dinner, the discussion turned to what we each charge our customers. Am I allowed to have this discussion? If not, what should I do?

A: No. You cannot participate in price or similar discussions. You should state that forcefully at the dinner and if the others continue to discuss the topic, you should leave and immediately notify the S&P Global Legal department. Discussions like these are frequently used as evidence of illegal agreements, even against people who participated unwillingly but silently.

Global Financial Crimes

Regulators and legislators are continually revising regulations in response to a rapidly changing global economic, business, and geopolitical landscape, including with respect to financial crimes. In that regard, we must approach the following areas with the utmost caution due to the heightened regulatory and reputational considerations they present to our organization:

- Targets of the economic sanctions, regimes and export control restrictions of the European Union, United Kingdom, and United States; and
- Persons presenting heightened concern for illegal or unethical business conduct, particularly regarding corrupt practices and anti-corruption laws.

All colleagues in our organization are responsible for owning and managing these key risk areas, and the company's Compliance function will continue to partner with the Legal team and the Businesses to advise, assist, and monitor financial crimes risks.

All colleagues have a responsibility to communicate any financial crimes compliance-related concerns to the Global Financial Crimes team in a timely manner.

International Sanctions and Export Controls

Economic sanctions and export controls are restrictions on economic and trade activity with certain countries, entities, or individuals. They are issued by individual countries and inter-governmental bodies, including the United States, United Kingdom, and European Union.

S&P Global is committed to complying with all applicable economic sanctions, and export control requirements in the jurisdictions in which we operate, and the Company maintains a risk-based compliance program designed to meet these obligations.

The program incorporates the following essential components: management commitment; risk assessment; internal controls; testing and auditing; and training.

Under our risk-based compliance program, all S&P Global team members must comply with applicable economic sanctions and export control requirements.

Anti-Bribery and Improper Payments

S&P Global does not offer or accept bribes or kickbacks in any form, either directly or through third parties.

As a team member of S&P Global, you may never offer or receive bribes or kickbacks to or from anyone, including commercial parties and Government Officials. **Bribery** is the act of giving, offering, promising to give or receiving anything of value, directly or indirectly, with the intent of securing improper help to obtain or retain business, gain a business advantage, or influence a business decision. Facilitation payments (e.g., small payments to secure or expedite routine nondiscretionary government functions) are also expressly prohibited under the Financial Crimes Compliance policy.

A **business advantage** includes any effort to obtain an economic benefit or improved business environment such as a favorable decision, reduction of taxes, issuance of a license, etc. Anything of value may include, among other things, cash, goods, services, business opportunities or relationships, meals, travel and entertainment, gifts, loans, charitable contributions, political contributions, offers of employment or benefits paid or given to third parties (e.g., an internship given to the relative of a Government Official).

Though it is improper to offer or receive bribes or kickbacks from anyone, it is of particular importance to be mindful when it comes to **Government Officials**. Because of the nature of their position and responsibilities, Government Officials pose a higher bribery and corruption risk than persons in the private sector.

Who is a Government Official?

A Government Official is defined by S&P Global to include any officer or employee of a government or any department, agency, or instrumentality thereof, or of a public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

In this respect, coverage extends to low-ranking and high-level officials/staff alike, including those within state-owned or state-controlled entities. Please note that governments can be organized in very different ways. Many operate through state-owned and state-controlled entities (e.g. a commercial firm owned by the state or public university), particularly in such areas as aerospace and defense manufacturing, banking and finance, healthcare and life sciences, energy and extractive industries, telecommunications, and transportation— by including team members of agencies and instrumentalities within the definition of "Government Official," S&P Global accounts for this variability and such persons are included within the definition.

Specific examples of a Government Official captured by this include:

- any public or elected official:
- any officer (regardless of rank), or person acting on behalf of a national, provincial, or local government, including
- a department, agency, or instrumentality;

- a state-owned or state-controlled enterprise (State Owned Entity or SOE) such as real estate development firms, investment funds, hospitals, universities, commercial enterprises, or sovereign wealth funds;
- any officer (regardless of rank), or person acting on behalf of a Public International Organization (such as the United Nations or World Bank);
- a political party, party official or any candidate for political office; or
- any officer (regardless of rank), or person acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, provides services to all inhabitants of a jurisdiction or has its key officers and directors appointed by a government.

You Must:

- Always consult with and obtain approval from Compliance before providing anything that may have value to a Government Official; in accordance with the Gifts and Entertainment Policy; and
- Always record the business purpose and circumstances when anything of value is given to or received by a Government Official.

You May Not:

- Give anything of value to a Government Official to influence approval or gain an improper advantage;
- Give gifts to Government Officials as a “thank you” for doing their job;
- Make payments to Government Officials outside of authorized legal and regulatory channels; or
- Give anything of value to Government Officials through “third parties” (e.g., agents, intermediaries, distributors, consultants, vendors, or business partners).

If you have any questions, see the Gifts and Entertainment section below, and do not hesitate to contact Legal or Compliance.

Can we pay for travel expenses of a Government Official?

Q: My division is sponsoring a conference in London that will be attended by several Government Officials. One of the Government Officials has asked us to pay for his travel, hotel and meals, and to waive the fee to the event. What should I do?

A: Approval requirements exist under the Gifts and Entertainment Policy for providing anything of value to a Government Official, including meals. Pre-approval may be sought by using the Global Employee Compliance Service (GECS) Portal. The travel, meals and waiving of the conference fee would be considered a gift to a Government Official. S&P Global does not offer or accept bribes or kickbacks in any form and any gifts / entertainment must never be undertaken with any intent to improperly influence the recipient's action or decision.

Please refer to the Financial Crimes Compliance Policy for further information.

Gifts and Entertainment

Exchanging gifts and offers of entertainment with customers, clients, vendors and other business contacts may occur in the course of your work, but such practices may give the impression that our business decisions are improperly influenced. To avoid even the appearance of impropriety, you must ensure that any gifts and entertainment exchanged are for legitimate business purposes.

You May:

- Give or accept inexpensive tokens or items of nominal value;
- Give or accept occasional and moderate business meals and entertainment with clients, customers, or vendors if you attend the event; or
- Attend local sporting events or other activities with clients, customers, or vendors infrequently if the cost is not excessive.

You May Not:

- Give or accept gifts or entertainment that could influence decisions;
- Give or accept gifts or entertainment that could appear to create a conflict of interest or exceed a nominal amount; or
- Give or accept cash or cash equivalent, such as a gift card.

For guidance regarding whether to accept or give a gift or entertainment, refer to our Gifts and Entertainment Policy

Tip: Ask yourself whether giving or accepting a gift or entertainment could create a potential, perceived or actual conflict of interest. You must avoid even the appearance of impropriety.

Accepting Gifts and Entertainment

If you are offered a gift or entertainment in the course of your work with S&P Global, you must consider whether accepting the gift or entertainment gives the appearance that business decisions will be improperly influenced and aligns with the policies and procedures of your division.

Can I accept an electronic gift?

Q: I recently received a virtual gift bag from a client in my email with an electronic gift card code to order a free streaming movie, a complimentary audio book and some other online coupon codes. Can I accept and utilize these codes?

A: No, you cannot utilize them as they represent cash equivalent gifts, which are explicitly prohibited under the Gifts and Entertainment Policy. In addition, they are not of nominal value in totality and accepting such a gift may appear to create a conflict of interest. If you are unsure about accepting a virtual gift, always feel free to contact your divisional Compliance or Legal contacts and be aware of any additional divisional restrictions. Furthermore, always be aware that there are risks associated with clicking on links in emails from external sources.

Can I accept an expensive thank you gift for participating on a panel?

Q: I received an expensive silk scarf from a client as a thank you gift for my participation in a panel discussion at an industry conference. The client is rated by our Company. I am in a role that does not involve rating the entity. Can I keep the gift?

A: No, you cannot keep the gift because it is not of nominal value and even in a commercial role it could impact the perception of independence that we should maintain with our clients.

Giving Gifts and Entertainment

If you give a gift or offer a form of entertainment in the course of your work with S&P Global, again, you must consider whether giving the gift or entertainment gives the appearance that you are trying to improperly influence a business decision and aligns with the policies and procedures of your division. In addition, items of value (which includes gifts and entertainment) must not be given to Government Officials (defined here), unless previously approved by Legal or Compliance.

Can I give expensive theatre tickets to a potential new client?

Q: I am in the process of getting a new client who will generate a lot of revenue. The senior manager I am working with has decision-making authority. I want to give her expensive tickets to a popular theatrical show to ensure that she makes a favorable decision soon. Can I give expensive theatre tickets to a potential new client?

A: No. If you are not in attendance, it is not entertainment, it is a gift and never give a gift, regardless of cost, with the intention or the appearance of influencing decision-making or obtaining special treatment.

Can I give a cup of coffee to a new business partner?

Q: While attending a conference on behalf of S&P, a Team Member runs into an employee of a state-owned company which makes the employee a Government Official. The Team Member would like to spend 30 minutes catching up with the Government Official and has offered to sit for a cup of coffee. **Would this be permitted and would this require pre-clearance?**

A: A cup of coffee would be considered, **De Minimis**, an item of nominal value, it would be permitted and would not require pre-clearance so long as offering it, has not been a frequent occurrence, and is not intended to **obtain or** retain business, gain a business advantage, influence a business decision or influence an official action. There are restrictions as on how this exception applies to Ratings.

Receiving or Providing Anything of Value to Government Officials or their Immediate Family / Designees

U.S. law, the laws of other jurisdictions in which S&P Global and its Divisions and Controlled Subsidiaries operate, and the Company's policies, include strict requirements regarding the provision or receipt of anything of value to Government Officials. Government Officials include a wide range of individuals who are not always easily identifiable, including people acting on behalf of a national, provincial, or of state-owned enterprises. In addition to accurate, itemized reporting of expenditures in Concur, team members are required to obtain pre-approval from their People Leader and Compliance, in all cases, prior to receiving or providing Anything of Value to a Government Official or, where known, the Immediate Family or designee of a Government Official, including but not limited to meals, Gifts or Entertainment. Approval must be sought in advance, using the Pre-Approval Gift and Entertainment Form, which can be found on the dashboard of the system of record (GECS).

Ethical Practices at Our Company

Confidential Information

Confidential information is non-public information relating to the business or affairs of S&P Global where release outside of the company would have a significant impact and/or non-public information relating to the affairs of any individual, or the business or affairs of any customer, or business partner.

A team member may not disclose any confidential information obtained in the performance of their duties, unless the activity is protected as described under Protected Activities or is conveyed to colleagues who have a "need to know" basis to perform their job duties and responsibilities. This obligation of confidentiality continues even after your employment with the Company terminates.

Examples of confidential information include but are not limited to:

- Information covered by non-disclosure agreements or confidentiality agreements;
- Regulatory examinations or communications;
- Strategic plans including mergers and acquisitions;
- Product development ideas;
- Trade secrets;
- Research data;
- Customer lists;
- Vendor relationships;
- Non-public information about ratings, changes to index methodologies and index constituents; and
- Non-public product pricing information.

A team member must not:

- Disclose any confidential information about S&P Global or its activities;
- Disclose any confidential information about S&P Global customers, clients or third parties obtained while performing their duties; or
- Copy or disseminate internal communications, whether or not marked confidential, to third parties, unless authorized by the Company.
- Send any confidential or proprietary information to a personal email account or transmit business information via non-approved S&P Global communication systems.

Can I send an attachment to my personal email account?

Q: I am working remotely. Can I send the presentation I am working on to my personal email so that I can print it from home?

A: No. S&P Global's digital communication systems may not be used to send privileged, confidential or proprietary work-related email messages or attachments to personal email accounts.

Insider Trading

While performing your job you may learn Material Non-Public Information about S&P Global or other companies that is not known to the public. You must never use Material Non-Public Information to trade in securities or share this information with others to trade in securities either for their or your benefit. This violates the law and the COBE; it is unethical, illegal, and is known as insider trading. Material Non-Public Information is information that a reasonable investor would likely consider important in making an investment decision or non-public information that is reasonably likely to affect the market price of a security when it is publicly disclosed.

The Securities Disclosure and Trading Policy applies to team members who influence S&P Global products and services or have access or potential access to Material Non-Public Information. This policy may restrict the holding and trading of securities to prevent actual or perceived conflicts of interest and eliminate even the appearance of impropriety.

If you have questions about buying or selling securities, contact Legal, Compliance or the Securities Disclosure Team.

Information Security

Accurate and reliable information is the foundation of our business. Without proper safeguards in place, our systems are vulnerable to loss, destruction, error, and abuse that can undermine the objectives and goals of S&P Global. Incorporating security best practices into everyday actions is mutually beneficial and critical in protecting individual and Company data. Remember as outlined in the Information Security Policy, information security is every team member's responsibility.

It is S&P Global's policy to ensure that security risks are identified, assessed, and managed. Necessary and required measures will be taken to protect the tangible and intangible assets of S&P Global and associated customers, clients, vendors, business partners and team members from loss, damage, or impairment.

Remember, whether working remotely or from the office:

Do's

- As a rule, you should use S&P Global's systems and property only for S&P Global's business;
- Always lock your computer when leaving your desk or while you are away from your computer;
- Store confidential information in a secure area. It must not be left out on desks or in areas with unrestricted access;
- Apply software updates in a timely manner when prompted;

- Be aware of your surroundings especially when conducting sensitive business conversations or working on privileged, confidential, or proprietary information;
- Use Company-approved platforms such as OneDrive and SharePoint; and
- Only use Company-approved devices when accessing the Company network or conducting work.

Don’ts

- Never send privileged, confidential or proprietary information to your personal email (this includes work related email messages or attachments);
- Never share passwords with anyone (including IT or your People Leader);
- Never reuse passwords from S&P Global for external systems and websites;
- Never access systems that are not related to your responsibilities;
- Never view inappropriate content or open or click on suspicious emails that exhibit “Phishing” attributes, such as unfamiliar email sources, embedded links to unknown internet sites, requests for payments, requests for passwords and/or other confidential information;
- Never store Company data on non-approved cloud storage platforms (e.g., Dropbox, iCloud, Google Drive, and public GitHub); and
- Do not use public Wi-Fi to conduct work without a secure Virtual Private Network (VPN)

Refer to our Virtual Work Policy for further guidance on working remotely.

Use of AI Tools

It is S&P Global's policy to ensure responsible and secure use of artificial intelligence tools while protecting company data and maintaining information security standards. The impact and implications of AI technology on S&P Global and the services that the Company deliver are significant. Whilst AI technology can be used to automate many processes and tasks, team members need to be aware of its potential impact in areas such as data privacy, and the ethical implications of using AI.

Where the Company is considering or using AI technology, team member must ensure they do so ethically and responsibly, and ensure the data used does not breach any legal, regulatory, personal data privacy, client/supplier contractual requirements or the confidentiality of S&P Global’s data.

Do's

- Only use internal AI tools and platforms for confidential or sensitive business information;
- Verify the security compliance of AI tools before uploading any company data;
- Use AI tools in accordance with relevant licensing and usage agreements;
- Report any security concerns or data breaches related to AI tool usage immediately.

Don'ts

- Never input confidential, proprietary, or sensitive company information into public AI tools;
- Never share company credentials or authentication tokens with AI platforms;

- Never use unauthorized or unapproved AI tools for company work;
- Never bypass security protocols when using AI tools;
- Never rely on AI-generated content without human review and verification.

Refer to our AI Usage Guidelines for detailed guidance on using AI tools in your work.

Communication Systems

This Digital Communications Policy provides guideline for all users of the digital communication systems, software and equipment provided or supported by the Company to ensure that, when used for any purposes, these tools are used in an efficient, effective, ethical, and lawful manner.

Before sending any communication, consider and determine whether a written communication is the most effective and appropriate means. Oral communication, either in person or by phone, can be much more efficient and effective in certain circumstances. When choosing the communication medium or channel system to use, messages should be kept as brief as possible to maximize the efficient utilization of time and network resources.

Unless a specific exemption has been received due to exigent circumstances, all S&P Global business-related communications must be conducted through a Company supported or approved digital communication system. Company supported or approved Digital Communications Systems include Microsoft Outlook and Microsoft Teams. Team members may not use personal e-mail, or other third-party applications that have not been approved by the Company (such as SMS or MMS texting on a mobile device, instant messaging applications (e.g., Facebook Messenger, Instagram Messenger, Slack, Signal, Discord, Telegram), online commercial file-sharing services (e.g., Google Drive, Dropbox), or other non-Company approved digital communication systems for business-related communications. For these purposes, a business-related communication is broadly defined and means any communication that is related to the business of S&P Global. It includes both internal and external communications. It does not include purely logistical communications (e.g., “on my way” or “call me”).

Protecting Intellectual Property Rights

We are an information services provider, and intellectual property is one of our core assets. It is essential that we protect our intellectual property, Company resources and other assets. We seek to protect those assets through, among other measures, appropriate contracts, and terms of use.

Unauthorized or improper use of S&P Global assets can significantly diminish their value. In addition, any work created by a team member within the scope of their duties belongs to the Company, unless otherwise agreed to by the Company. All ideas, inventions and designs conceived or made while employed and which also result from any work for the Company, relate to the Company’s then-existing business or to the Company's anticipated research or development, or were made with the Company’s resources or trade secrets shall be timely disclosed to S&P Global. All title and intellectual property rights to such ideas, inventions and

designs are considered assigned to and owned by S&P Global, and team members have an obligation to help S&P Global protect its ownership of such rights. For further guidance, visit the Intellectual Property & Innovation page in Sphere.

We all have a responsibility to protect S&P Global resources, including our intellectual property. Examples of our resources include:

- Trademarks and logos;
- Copyrights;
- Patents;
- Other information and data for which S&P Global claims a proprietary interest;
- Equipment, computers, laptops;
- Business relationships;
- Reputation;
- Business plans;
- Product plans; and
- Trade secrets (e.g., algorithms used in our models). .

Can I take my work with me after I leave the Company?

Q: If I leave S&P Global to work for another company, can I take my research reports and use them at my new company?

A: No, any work that you do for S&P Global is the intellectual property of S&P Global, and you may not take (including emailing to yourself) or use that information at another company.

Can I use an image from the internet?

Q: Can I use an image from the internet in a marketing brochure? The website said the content was free.

A: No. Even if a website labels content as 'free,' you typically need explicit permission or a proper license for use in a marketing brochure. For external distribution, only use approved images; see S&P Global's image library. One-off limited internal distribution may be permitted under fair use. When in doubt, seek guidance from Legal.

We have an obligation to respect the intellectual property rights of third parties, including our licensors, competitors, and business partners. Our people have an obligation to comply with copyright, trademark, patent, and trade secret laws as they pertain to third-party intellectual property. In addition, team members have an obligation to comply with the terms and conditions of licenses and other agreements that govern the use of that intellectual property. Inappropriate use of third parties' intellectual property may expose you and S&P Global to penalties.

Your responsibility to protect the intellectual property rights of S&P Global and of third parties extends to your family and friends, including those who work as licensors, competitors, and business partners of S&P Global.

Plagiarism

Plagiarism is the act of passing off someone else's words, ideas, images, or other content as one's own without crediting the source. In other words, it is considered stealing. Team members must be aware of the way to properly cite sources used in any publications. S&P Global's team members are responsible for always acting with honesty and integrity, including in the production of all work products. The inappropriate use of other people's ideas or words could violate laws and create legal action against you and S&P Global.

Can I cite a statistic in my presentation?

Q: I am creating a presentation, and I want to put in a statistic from an external source. Do I need to cite the source?

A: If you are using information you did not create, you must cite the original source correctly. You may not plagiarize material from anyone. In certain instances, permission may be required. (For additional information, please see the S&P Global Style Guide or visit the Intellectual Property and Innovation Sphere Page.)

Privacy and Data Protection

Protecting the privacy of personal information is critical to S&P Global's success. S&P Global has a Company-wide privacy compliance program designed to protect the privacy of personal information under our control that is built on these core principles:

- S&P Global processes personal information fairly and lawfully;
- S&P Global collects personal information only for specified, explicit and legitimate purposes;
- S&P Global processes personal information only to an extent that is adequate, relevant, and not excessive;
- S&P Global retains personal information only for as long as is necessary for the purpose for which it was collected; and
- S&P Global deploys technical and organizational safeguards to protect personal information.

Personal information is defined as any information relating to an identified or identifiable natural person; an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier (e.g., team member's ID number, email address, home address, date of birth, etc.).

S&P Global has comprehensive policies, procedures, and systems for protecting privacy that every team member, contractor, and vendor is responsible for understanding and enforcing.

We communicate our commitment to privacy and data protection to our customers, prospects, vendors, and other stakeholders through our Corporate Privacy Policy. Vendor Risk Management also assesses and monitors vendors to ensure that they process personal information in compliance with S&P Global's requirements, contractual obligations, and applicable privacy laws. We want our customers, prospects, and other stakeholders to trust us with personal information and know that our commitment to privacy guides how we operate.

S&P Global's Employee Privacy Policy, which is tailored to workplace location, guides how we collect, process, transfer and store your data, and describes our general practices regarding your privacy as an S&P Global team member. For more information, please see the Employee Privacy Policy (Applicable to U.S., India and Pakistan) and Employee Privacy Policy (Excluding U.S., India and Pakistan).

Information Governance

S&P Global is committed to creating Company records that accurately and fairly represent our activities and transactions. Company records must be prepared accurately and reliably and be properly maintained and stored in accordance with our Information Governance Policy, our Records Retention Schedule, Information Classification Policy and Information Governance Standards. Each of our businesses has in place processes and technology that can execute retention and destruction as stipulated by policy and standards for business information and records.

The Information Governance Policy and related Standards define and guide information creation, storage, retention, disposition, availability, integrity, privacy, and security. It is the responsibility of every S&P Global team member and contractor to help the Company manage its business information and records. This includes ensuring that appropriate retention periods for business information and records are identified and that these retention and disposition periods are applied operationally to meet business, legal and regulatory requirements.

Protection of information extends to our use of existing Company information systems and new technologies and tools. This includes natural language processing tools driven by generative artificial intelligence technology (AI) (e.g., OpenAI, ChatGPT, Microsoft Bing, Microsoft Copilot, Google Bard) and code generation tools (e.g., OpenAI and Github's Copilot, SourceAI and Tabnine). For further information, please refer to our Acceptable Use Policy.

Obligations of a Publicly Traded Company

As a publicly traded company, S&P Global must periodically submit reports to regulators about the Company's activities. These reports also include certifications related to financial reporting and internal controls and disclose whether we detected fraud or cybersecurity incidents in our

internal operations during the reporting period. Every time S&P Global submits a report to a regulator, we as a firm make a public statement about our integrity, honesty, and transparency.

All people who are asked to complete a certification letter must do so carefully and honestly. If you have any questions about completing the certification, please contact Legal or Compliance.

Preventing Fraud

As part of our commitment to fostering a culture with the highest ethical standards, we have an Anti-Fraud Policy.

All team members have a responsibility in helping recognize, prevent, and report fraud.

Generally speaking, fraud is an act of deception intended to result in financial or personal gain.

Travel and Entertainment (T&E) expenses may be incurred as part of a team member's job responsibilities, subject to management approval. When incurring such expenses on behalf of S&P Global, you must exercise prudent judgment and comply with all company policies. For further guidance, please refer to the Travel, Expense and Card Policy.

S&P Global's Purchasing Program governs the procurement of goods and services in the ordinary course of business. As part of this program, the Corporate Purchasing Card (P-Card) Program is available for business-related, non-travel expenditures with vendors accepting Visa. The Purchasing and Payments Policy sets consistent, reasonable, and accountable standards for purchasing and ensures the timely processing of vendor payments.

Examples of fraud include, but are not limited to:

- Submitting or approving false or misleading expense reports;
- Not categorizing Imputed Income
- Unauthorized use of Company assets;
- Reporting revenue that has not been earned or does not exist;
- Submitting false or misleading financial statements;
- Misappropriation of physical assets such as a Company-issued laptop or intellectual property;
- Using Company funds to buy equipment or supplies for personal use or gain;
- Falsifying the financial or other books and records of the Company;
- Any fraudulent action associated with philanthropic activities.

If team members suspect any fraudulent activity, they are encouraged to report it immediately.

Should I report fraudulent activity?

Q: After a recent business trip, a senior People Leader in my department asked me to submit their expense report. I noticed that they altered a receipt on the report so that dinner with a family member looked like dinner with clients. What should I do?

A: If you think that a colleague or People Leader is engaging in unethical behavior or committing fraud by submitting false or misleading information in an expense report, you must notify Compliance, Legal or report the activity via the EthicsPoint Helpline.

Risk Management

Effective risk management is essential to our ability to execute our strategy, deliver value to clients and shareholders, and operate a sustainable business. By systematically identifying, assessing and responding to risks, we enhance decision-making, enable effective governance and compliance, and strengthen our resilience to disruptions.

S&P Global employs internal controls and processes to proactively identify emerging risks and opportunities, promote resilience and comply with applicable laws and regulations. We foster a risk-aware culture by empowering our people to recognize and manage risk and make informed, data-driven decisions. There are a number of policies that focus on how we can effectively manage risks.

Under the direction of the Chief Risk & Compliance Officer, our Enterprise Risk Management function develops and implements processes for identifying, managing, and reporting on risk exposures. The Risk Management Policy provides guidance on building a strong risk culture. Additionally, the Operational Resilience Management program aims to not only protect our vital assets but strengthen our ability to provide uninterrupted service to our customers, as captured in the Operational Resilience Management Policy.

The Vendor Sourcing and Procurement Policy and Contingent Workforce Policy provide guidance on how to manage risk when working with third parties.

Lastly, the Global Internal Meetings Policy establishes a framework for planning, procuring, and managing meeting-related activities. It standardizes processes to minimize financial risk through proper budgeting, managing group movement, reporting meeting expenditures, and facilitating meeting payments services.

Making Ethics Essential at S&P Global

As individuals, we are responsible for always acting with integrity, obeying all laws and regulations and fostering an environment of respect. As mentioned previously, this means meeting not just the letter of, but also acting in the spirit of, the COBE and of S&P Global’s policies.

We all must:

- Read, understand and follow all Company policies, including the COBE;

- Complete required training and affirm adherence to the COBE;
- Raise concerns, in good faith, about behavior which may violate laws or our policies; and
- Cooperate fully with any investigations.

Resources

Raising Concerns, Seeking Advice or Reporting Violations

To report an ethical concern, please utilize the EthicsPoint Helpline online or by phone.

Link to Corporate Policies

To read all of our corporate policies, visit the Corporate Policies site.

Contact SPGlobalPolicies@spglobal.com for policy-related inquiries.

COBE 2025 Additional Languages

Click here to view The COBE in additional languages.

Revised March 2025

S&P Global

Title	**Divisional Independence and Objectivity Policy**
Effective Date	**April 11, 2018**
Update Date	**June 1, 2023**

1.0 Introduction

The Divisional Independence and Objectivity Policy (hereinafter "Policy" or "DIO Policy") applies to all Employees[1] of S&P Global Inc. (the "Company"). The Company's reputation for independence and objectivity is critical to the success of the Company's products and services. That success may also require appropriate interactions among Employees in different Divisions and functions of the Company. The purpose of this Policy is to ensure that such interactions avoid any actual, potential, or perceived conflicts of interest and protect Confidential Information[2]. The Policy's requirements are intended to reinforce the Company's reputation for independence and objectivity and also ensure compliance with regulatory requirements that the Divisions may have in the jurisdictions in which they operate. Each Division may separately impose additional or more restrictive policies, standards, or procedures on its own Employees.

2.0 Policy

Employees must comply with the S&P Global Code of Business Ethics ("COBE") and with other applicable policies, guidelines, codes of ethics or codes of conduct within their Division that are designed to protect Confidential Information, promote independence and objectivity, and ensure compliance with regulatory requirements.

In addition, this Policy requires the following:

2.1 Avoiding Actual, Potential, or Perceived Conflicts of Interest

Employees must not take any action that might compromise, or appear to compromise, the independence or objectivity of any of the Company's products or services. Among other things:

- Employees must not take any action that might suggest, or appear to suggest, that the independence and objectivity of the Company's products or services might be improperly influenced by the Company's sales, marketing, or other commercial interests.

[1] **Employee** means an individual who works full-time or part time either at the will of the employer or under a contract of employment, whether oral or written, express or implied, and has recognized rights and duties. This term includes all employees, agents, representatives, officers, directors, and temporary staff of the Company.

[2] **Confidential Information** is any information our Company possesses that is kept private and not made available to the public. It includes personal information about our Employees, our clients, and our customers, any information that is not readily available from a public source, and information that is shared between parties in confidence.

- Employees must not provide advice or recommendations to customers in a way that is designed, or appears to be designed, to influence the independent and objective analysis performed by Employees in another Division.

- Employees must not make recommendations regarding the corporate or legal structure, assets, liabilities or activities of customers or other persons, where such recommendations are related to achieving a particular credit rating result.

- Employees must not engage in any unfair, coercive, or abusive practices such as conditioning, threatening to condition, or otherwise improperly linking a particular action by one Division (e.g., a favorable or unfavorable action with respect to a credit rating, a research report, or an index) with the purchase of any other products or services offered by the Company.

This is not an exhaustive list of situations that could give rise to an actual, potential, or perceived conflict of interest. Employees are expected to be thoughtful before making decisions and to use their best judgment to avoid any action that might harm the Company's reputation for independence and objectivity.

2.2 Interdivisional Restrictions on Interactions with Employees Engaged in Analytical Activities

To reinforce the independence and objectivity of the Company's products and services, Employees must first contact their Legal or Compliance Department before having any interaction with Employees Engaged in Analytical Activities (defined below) who are in another Division with respect to products or services of the Company. Any such interaction requires permission in advance from Legal or Compliance, including interactions initiated by Employees Engaged in Analytical Activities. That permission can be provided through rules or protocols that Legal and Compliance establish to govern certain types of interactions.

For purposes of this Policy, Employees Engaged in Analytical Activities means:

- In S&P Global Ratings, any Employees who are designated as having an Analytical Policy Role, which means Employees who are (1) involved in the production of S&P Global Ratings products and services, including but not limited to credit ratings, or (2) involved in development, revision, validation, management, or advising on methodologies, including criteria and models, that support S&P Global Ratings products and services.

- In S&P Dow Jones Indices, any Employees who participate in the index governance, production or adjustment process, which may include the selection of securities to an index, calculation of indices or changes to methodology. All activities performed within the scope of the Index Management and Production Group (IMPG), the Index Quality & Assurance Group and the Index Governance Group (IGG) are considered Analytical Activities.

S&P Global

- In S&P Global Commodity Insights, any Employees from Market Reporting & Trading Solutions (MRTS) that are responsible for generating news and price reporting content, including price assessments, market commentary and news stories.

- In Market Intelligence, any Employees who engage in any activity where an independent objective opinion, output and/or recommendation is derived, including but not limited to qualitative/quantitative analysis, independent research, economic analysis or forecasting, journalistic functions, valuations or assessments, and the development of methodologies, etc., as described in the MI Addendum to the DIO Policy.

- In S&P Mobility, there are no Employees considered "Analysts" in the context of this policy. All Mobility Employees will need to comply as "non-Analytical".

- In Sustainable1, any Employees who are directly involved in the analytical, scoring, and methodology development activities for ESG and/or Sustainability ratings or scores, including, without limitation, in connection with the S&P Global ESG Score, the S&P Global ESG Risk and Impact Scores, the S&P Global CSA Methodology and MSA Methodology, and any future iterations or derivations of the same within Sustainable1.

2.3 Protecting Confidential Information

Each of the Company's Divisions has access to Confidential Information, including information about and/or provided by each Division's customers. Unauthorized disclosure of that information could cause adverse consequences to the Company, including our customers losing faith in our ability to protect their Confidential Information and damage to the Company's reputation.

Employees may not share Confidential Information with an Employee in another Division unless that Employee is specifically authorized to receive it and has a "need to know" it in accordance with the COBE and other applicable policies. If you have any question about whether you can share certain Confidential Information with another Employee, you should contact Legal or Compliance in advance.

If an Employee receives Confidential Information that they should not have, the Employee must immediately report their receipt of such Confidential Information to Legal or Compliance.

Employees must not share Confidential Information outside the Company, unless authorized in advance by Legal or Compliance[3]. Employees may never use Confidential Information, or permit others to use Confidential Information, for personal gain or benefit.

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[3] Nothing in the Policy or any other policy of a Division or S&P Global limits an Employee's ability to communicate directly with and provide non-privileged documents or other information to the Securities and Exchange Commission or other regulatory agency regarding possible violations of law, or to engage in protected concerted activity or other protected labor activities. Employees

3.0 Violations and Reporting

Failure to comply with this Policy may result in disciplinary action, up to and including termination of employment.

If you become aware of any actions that conflict, or may conflict, with this Policy, please notify your manager, the Legal Department, or the Compliance Department. In addition, you may report any concerns anonymously through the EthicsPoint Helpline.

4.0 Contacts for Further Information

Inquiries or requests for further information regarding this Policy may be directed to SPGlobalPolicies@spglobal.com, the Legal Department or the Compliance Department.

Employees of CRISIL, can reach out to the CRISIL Compliance team, in case of any queries.

Last Reviewed December 2024

may do so without disclosure to the Company, and the Company cannot and will not retaliate against Employees for any such activities.

S&P Global Ratings Code of Conduct

October 15, 2023

S&P Global Ratings
Code of Conduct
October 15, 2023

Table of Contents

Capitalized terms are defined in S&P Global Ratings Glossary of Terms for Policies and Procedures.

Introduction

The mission of S&P Global Ratings is to provide high-quality, objective, independent, and rigorous analytical information to the marketplace. In pursuit of this mission, among other things, S&P Global Ratings engages in Credit Rating Activities and issues Credit Ratings.

S&P Global Ratings has adopted this Code of Conduct (the “Code”) to reflect the high-level principles that govern the conduct of its Credit Rating Activities.[1] This Code also reflects the high-level principles underlying Regulatory Requirements in the jurisdictions where S&P Global Ratings conducts Credit Rating Activities. S&P Global Ratings implements the principles set forth in this Code through policies, procedures, and guidelines (collectively, “policies”) as well as through its operational and control infrastructures.

All Employees must comply with this Code and its related policies. Each year all Employees are required to read the Code and affirm their compliance with it and its related policies by signing an affirmation statement. The President of S&P Global Ratings (or her/his designee) is responsible for overseeing compliance with this Code, its related policies, and S&P Global Ratings Regulatory Commitments and must approve in writing the grant of exceptions to this Code or its related policies but may only grant such exceptions when they do not otherwise violate a Regulatory Commitment or other applicable law or regulation. S&P Global Ratings Designated Compliance Officer has day-to-day operational responsibility for compliance with, and interpretation of, the Code, its related policies, and S&P Global Ratings Regulatory Commitments.

1. Quality of the Credit Rating Process

1.1 S&P Global Ratings will clearly define its rating symbols and apply those symbols in a consistent manner. When required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings will differentiate Credit Ratings of structured finance products from other Credit Ratings, including through additional disclosures or the use of different rating symbols.

1.2 S&P Global Ratings will establish and maintain Criteria for the issuance of its Credit Ratings and will require consistent application of its Criteria. S&P Global Ratings Criteria is rigorous, systematic, continuous and based upon historical experience (including back-testing) and objective validation.

1.3 S&P Global Ratings will establish and maintain measures that Employees must follow for the ongoing annual review of its Criteria and the ongoing periodic review of models consistent with Regulatory Requirements. To the extent possible and when mandated by Regulatory Requirements, Employees conducting these reviews will be independent from the Practice Areas performing the relevant Credit Rating Activities.

1.4 Each Credit Rating is based on a thorough analysis of all information known to, and believed relevant by, the applicable S&P Global Ratings Rating Committee in accordance with its Criteria.

1.5 Each Credit Rating Action will be accompanied by a Credit Rating Rationale; however, a Credit Rating Rationale may support more than one Credit Rating.

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1 This Code replaces the S&P Global Ratings Code of Conduct dated December 15, 2017. This Code aligns with principles established by the International Organization of Securities Commissions (“IOSCO”) in its Code of Conduct Fundamentals for Credit Rating Agencies, revised October 2021 and March 2015, and IOSCO’s Statement of Principles Regarding The Activities of Credit Rating Agencies, published in September 2003.

1.6 S&P Global Ratings will establish and maintain measures so that the Analysts assigned to determine a Credit Rating have appropriate individual or collective knowledge and experience to determine the creditworthiness of the applicable Rated Entity or Security.

1.7 S&P Global Ratings is committed to hiring sufficient personnel with the appropriate level of knowledge and skills to allow for the appropriate and smooth operation of S&P Global Ratings and its Credit Rating Activities. S&P Global Ratings will devote sufficient resources and personnel to determining initial Credit Ratings as well as conducting ongoing surveillance of existing Credit Ratings (except for point-in-time, suspended, or withdrawn Credit Ratings). S&P Global Ratings will establish and maintain measures to have adequate resources to supervise diligently its Employees and others who conduct business on its behalf.

1.8 S&P Global Ratings employs Analytical Managers, senior managers, and officers who are of good repute and sufficiently skilled and experienced for the sound and prudent management of S&P Global Ratings and its Credit Rating Activities. S&P Global Ratings does not hire individuals where material doubt exists as to the individuals' ability to fairly and impartially execute their responsibilities or as to the individuals' integrity and holds Employees to the highest standards of integrity and ethical behavior.

1.9 Consistent with S&P Global Ratings Criteria and policies, Rating Committees (and not individual Analysts) determine Credit Ratings. However, under certain circumstances, S&P Global Ratings assigns Credit Ratings that are derived in whole from other Credit Ratings. Under these circumstances, an Employee may therefore apply an existing Issue or Issuer Credit Rating on an entity (previously determined by a Rating Committee) to another Issuer and/or Issue (i.e. a Linked Rating Action).

1.10 S&P Global Ratings will not issue a Credit Rating unless it concludes that it has (a) information of satisfactory quality to determine a high quality Credit Rating, (b) sufficient Analysts with appropriate knowledge and experience to determine a high quality Credit Rating, and (c) sufficient historical experience or information to appropriately rate a new type of structure or a new entity, when applicable. S&P Global Ratings will withdraw an existing Credit Rating when necessary and appropriate or where the withdrawal is required by law or regulation.

1.11 When S&P Global Ratings issues a Credit Rating and its associated Credit Rating Rationale, S&P Global Ratings will not misrepresent the nature of the Credit Rating or make any statements that could reasonably mislead potential users of the Credit Rating. In jurisdictions that impose specific disclosure requirements related to Credit Ratings, S&P Global Ratings will publish or release the requisite information in the relevant Credit Rating Rationales or through other permitted means. When required by law or regulation or where feasible and appropriate, S&P Global Ratings will appropriately disclose the limitations of a Credit Rating that involves a type of entity or financial instrument with limited historical data.

1.12 When required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings will provide an Issuer with an opportunity to review the Credit Rating Rationale associated with its Credit Rating prior to its publication or release to protect against factual errors or inadvertent release of Confidential Information. When required by law or regulation , if S&P Global Ratings amends a Rating Decision after receiving feedback from the Issuer, S&P Global Ratings will indicate that, prior to issuance, the Rating Decision was disclosed to the issuer and amended following that feedback.

1.13 When required by law or regulation or where feasible and appropriate, except for point-in-time, withdrawn, or suspended Credit Ratings, S&P Global Ratings will monitor outstanding Credit Ratings on an ongoing, at least annual, basis and will update those Credit Ratings when warranted and consistent with its Criteria and policies. S&P Global Ratings may update Credit Ratings because of changes in circumstances of the Rated Entity (including changes in the underlying assets for structured finance products) or changes in applicable Criteria. S&P

Global Ratings will update outstanding Credit Ratings on a timely basis and consistent with Regulatory Requirements.

1.14 When changing a public Credit Rating, S&P Global Ratings will publicly announce a revised Credit Rating. When withdrawing a public Credit Rating, S&P Global Ratings will publicly announce the withdrawal and the Credit Rating at the time of the withdrawal. If S&P Global Ratings continues to publish a withdrawn Credit Rating, the Credit Rating will indicate the last date that the withdrawn Credit Rating was updated and will indicate that the Credit Rating is no longer subject to monitoring or update.

1.15 When consistent with Regulatory Requirements and S&P Global Ratings policies if an actual or potential conflict of interest is identified for an existing Credit Rating, S&P Global Ratings will assess the existing Credit Rating.

2. Integrity of the Credit Rating Process

2.1 S&P Global Ratings and its Employees will comply with all Regulatory Requirements and other applicable laws and regulations governing S&P Global Ratings activities in each jurisdiction in which it operates.

2.2 S&P Global Ratings will provide appropriate training to Employees and officers to facilitate compliance with this Code as well as S&P Global Ratings Criteria and policies.

2.3 S&P Global Ratings and its Employees will deal fairly and honestly with Issuers, investors, other market participants, and the public.

2.4 S&P Global Ratings and its Employees strive to issue Credit Ratings that are independent, unbiased, based upon objective Criteria, and well-substantiated. S&P Global Ratings and its Employees may receive feedback from Issuers, investors, other market participants, or the public on its Criteria, Credit Ratings, Credit Rating Rationales, or other published materials. S&P Global Ratings may consider such feedback when assessing whether to revise that material, but will only make changes that are warranted based upon its own objective and independent assessment of the feedback.

2.5 S&P Global Ratings and its Employees will not make threats about potential credit rating actions or promise or guarantee (implicitly or explicitly) a particular Credit Rating prior to a determination of the Credit Rating by the Rating Committee and will not issue a Credit Rating that is not based upon its Criteria.

2.6 S&P Global Ratings will establish and maintain control functions (including its quality, criteria and risk functions), as well as a compliance function, to monitor S&P Global Ratings compliance with its Regulatory Requirements and policies. As required by law or regulation, these control and compliance functions are independent from the Practice Areas responsible for S&P Global Ratings Credit Rating Activities, Ancillary Services, and Other Services. The compliance function will have the necessary authority, resources, expertise and access to all relevant information to discharge its responsibilities properly and independently, as required by law or regulation, including having a senior level employee with the requisite skill set serve as its compliance officer in charge of the compliance function.

3. Independence and Avoidance of Conflicts of Interest

3.1 S&P Global Ratings will establish and maintain reporting lines and compensation arrangements for compliance officers and Employees in Control Roles and Analytical Roles that reinforce the independence of their respective judgments. For a compliance officer or Employee in a Control Role this means that S&P Global Ratings will not consider its financial performance when evaluating the performance or determining the compensation (including incentive awards) of

those Employees. For an Employee in an Analytical Role this means that S&P Global Ratings will not consider the commercial implications (such as revenue, fees, or market share) of that Employee's analytical decisions when evaluating the performance or determining the compensation (including incentive awards) of that Employee.

3.2 To minimize the potential for bias as well as potential conflicts of interest from long-standing relationships between Issuers and Employees in Analytical Roles, S&P Global Ratings requires Primary Analysts to rotate analytical responsibility over time and in a manner that will promote the continuity of the ratings process. In addition, when required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings also rotates Rating Committee Chairpersons and/or other Analysts.

3.3 S&P Global Ratings will establish and maintain measures to protect against Analysts and other Employees directly involved in Credit Rating Activities engaging in Commercial Activities or other activities that may create an actual or potential conflict of interest or that may compromise the independence and objectivity of S&P Global Ratings Credit Ratings Activities.

3.4 S&P Global Ratings will establish and maintain controls so that the Ancillary Services and Other Services of S&P Global Ratings or its affiliates do not affect S&P Global Ratings Credit Rating Activities.

3.5 S&P Global Ratings will take a Credit Rating Action regardless of the potential effect (economic, political, or otherwise) of that action on S&P Global Ratings, an affiliate, an Issuer, an investor, or any other market participant.

3.6 S&P Global Ratings will establish and maintain written policies and measures to (a) identify and (b) eliminate, or manage and disclose, as required by law or regulation or where otherwise feasible and appropriate, any actual or potential conflicts of interest that may influence S&P Global Ratings Credit Rating Activities as well as the opinions and analyses of S&P Global Ratings or the judgment and analyses of its Analysts.

3.7 Employees (including officers of S&P Global Ratings) will not directly participate in Credit Rating Activities related to an Issuer when engaged in employment discussions with that Issuer.

3.8 S&P Global Ratings will report to the Securities and Exchange Commission when it knows that a person who was associated with S&P Global Ratings within the previous five years obtains employment with an arranger, obligor, Issuer, underwriter, or sponsor of a security or money market instrument for which S&P Global Ratings has issued a Credit Rating within 12 months prior to the employment.

4. Transparency and Disclosure

4.1 S&P Global Ratings will disclose to the public all information that it is required to disclose pursuant to its Regulatory Requirements, including as related to material modifications to Criteria, Unsolicited Credit Ratings, and its conflict avoidance and management measures. The information that S&P Global Ratings is required to disclose generally includes Credit Ratings, Credit Rating Rationales, Criteria, policies, the general nature of compensation arrangements, information on conflicts of interest, and periodic information on the performance of its Credit Ratings. S&P Global Ratings will disclose required information in a timely manner and consistent with its Regulatory Requirements.

4.2 S&P Global Ratings will establish and maintain measures designed to prevent confusion between its Credit Rating Activities and its Ancillary Services and Other Services by Issuers or the public.

4.3 S&P Global Ratings and its Employees will not state or imply that a regulator has approved or endorsed its Criteria, Credit Ratings, or Credit Rating Activities. S&P Global Ratings will take appropriate steps to protect against an unregistered entity using its name to publish Credit Ratings.

5. The Treatment of Confidential Information

Nothing herein or in our policies prohibits or restricts an Employee from initiating Communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

5.1 S&P Global Ratings and its Employees will protect Confidential Information entrusted to it and its Employees by Issuers in connection with the performance of Credit Rating Activities. Unless otherwise permitted by law or regulation and/or with the agreement/consent of the Issuer or its agent when appropriate, S&P Global Ratings will not publish or disclose Confidential Information received in connection with its Credit Rating Activities. S&P Global Ratings may incorporate Confidential Information in a manner that will not disclose it into its Credit Ratings and documents published as part of its Credit Rating Activities.

5.2 Unless otherwise permitted by law or regulation and S&P Global Ratings policies, S&P Global Ratings and its Employees will only use Confidential Information received in connection with Credit Rating Activities for those activities, administrative responsibilities directly supporting Credit Rating Activities, or related oversight responsibilities.

5.3 Unless otherwise permitted by law or regulation and S&P Global Ratings policies, S&P Global Ratings and its Employees will only provide Confidential Information to an affiliate or other Employee when that affiliate or other Employee needs to know the information to appropriately perform Credit Rating Activities, administrative responsibilities that directly support Credit Rating Activities, or related oversight responsibilities.

5.4 S&P Global Ratings outsources certain activities related to its Credit Rating Activities. In connection with the outsourcing of these activities, S&P Global Ratings will establish and maintain measures requiring Service Providers to protect Confidential Information received from S&P Global Ratings.

5.5 Employees will not use or share Confidential Information for their personal benefit, including to buy, sell, or sell short Securities about which they possess Confidential Information.

5.6 S&P Global Ratings and its Employees will protect Confidential Information with respect to S&P Global Ratings Credit Rating Activities, including (a) internal processes or conversations with respect to a prospective Credit Rating, (b) the timing or content of pending Credit Rating Actions (except to the related Issuer and its designated agents), and (c) pending changes to Criteria or policies.

5.7 S&P Global Ratings and its Employees will take reasonable measures to protect the Confidential Information, property and records belonging to, or in the possession of, S&P Global Ratings from fraud, theft, misuse or inadvertent disclosure.

6. Enforcement of the Code of Conduct and Policies

6.1 Consistent with applicable Regulatory Requirements, S&P Global Ratings will establish and maintain measures that Employees must follow for handling (a) Complaints, (b) certain legal, regulatory or disclosure matters that trigger reporting to regulators, and (c) good faith reports that another Employee has violated a Regulatory Requirement or other law or regulation, this Code, or S&P Global Ratings policies, or has engaged in unethical behavior. S&P Global Ratings will not take, or allow Employees to take, retaliatory actions against other Employees who make good faith reports pursuant to this provision.

6.2 Consistent with applicable Regulatory Requirements, S&P Global Ratings has designated appropriate personnel to monitor for compliance with its Regulatory Requirements, this Code, and S&P Global Ratings policies.

6.3 S&P Global Ratings will establish and maintain (a) appropriate administrative and accounting procedures, (b) internal control mechanisms, (c) effective procedures for risk assessment, and (d) effective control and safeguard arrangements for information processing systems to support its compliance with its Regulatory Requirements, this Code, and S&P Global Ratings policies. S&P Global Ratings will maintain its books and records consistent with applicable Regulatory Requirements and to demonstrate compliance with this Code and S&P Global Ratings policies.

7. What are Credit Ratings and Their Limits?

7.1 Credit Ratings are forward-looking, current opinions regarding the creditworthiness of Rated Entities. Credit Ratings are based on information supplied to S&P Global Ratings by a Rated Entity and/or its Related Third Parties (collectively referred to as the "Issuer") as well as information obtained by S&P Global Ratings from other sources it considers reliable. S&P Global Ratings relies on the Issuer, its accountants, counsel, advisors, and other experts for the accuracy, completeness, and timeliness of the information submitted in connection with S&P Global Ratings rating and surveillance processes.

7.2 Credit Ratings do not constitute investment, financial, or other advice. Credit Ratings are not recommendations to purchase, hold, or sell a particular Security or to make any other investment decision. Credit Ratings do not comment on the suitability of an investment for a particular investor and should not be relied on when making any investment decision. The assignment of a Credit Rating to a Rated Entity does not guarantee the performance of the Rated Entity. S&P Global Ratings does not act as an investment, financial, or other advisor to, and does not have a fiduciary relationship with, any Issuer, investor, or any other person. Credit Ratings are not verifiable statements of fact.

7.3 Pursuant to Regulatory Requirements in certain jurisdictions, S&P Global Ratings has established controls so that the information used to determine Credit Ratings is of satisfactory quality, meaning a sufficient quantity of information, received on a timely basis, and considered reliable by S&P Global Ratings. In this regard, while S&P Global Ratings has established policies for compliance with these Regulatory Requirements, these policies do not constitute an audit of the information and are not designed to prevent or detect fraud. As such, even with appropriate controls around the receipt and use of such information, S&P Global Ratings cannot guarantee that all the information it receives and uses is complete or accurate. Consistent with applicable policies, S&P Global Ratings will not issue initial Credit Ratings and will withdraw or suspend existing Credit Ratings when information of satisfactory quality is unavailable.

7.4 S&P Global Ratings may at any time suspend, modify, lower, raise, or withdraw a Credit Rating or place a Credit Rating on CreditWatch in accordance with its policies.

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Failure to comply with this Code and its related policies may result in disciplinary action, up to and including termination of employment.

This Code is available to the public without charge on S&P Global Ratings Web site, www.spglobal.com/ratings. By making this Code available to the public, S&P Global Ratings does not assume any responsibility or liability to any third party arising out of or relating to this Code. This Code shall not form a part of any contract with any third party, and no third party shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. S&P Global Ratings in its sole discretion may revise this Code to reflect changes in market, legal, and regulatory circumstances and changes to S&P Global Ratings policies and other controls.

S&P Global Ratings
55 Water Street
New York, NY 10041

www.spglobal.com/ratings

S&P Global Ratings

S&P Global Ratings
Code of Conduct - Australia

January 1, 2020

S&P Global Ratings
Code of Conduct - Australia
January 1, 2020[1]

Table of Contents

[1] This Code of Conduct replaces the S&P Global Ratings Code of Conduct - Australia dated July 1, 2017. It should be read in conjunction with the current version of the global S&P Global Ratings Code of Conduct.

Introduction

References to "S&P Global Ratings" in the sections below are to S&P Global Ratings Australia Pty. Limited unless the context otherwise requires.

S&P Global Ratings' mission is to provide high-quality, objective, independent, and rigorous analytical information to the marketplace. In order to achieve its mission, S&P Global Ratings strives for analytic excellence at all times; evaluates its rating criteria, methodologies, and procedures on a regular basis; and modifies or enhances them as necessary to respond to the needs of the global capital markets.

S&P Global Ratings endeavors to conduct the rating and surveillance processes in a manner that is transparent and credible and that also maintains the integrity and independence of such processes in order to avoid any compromise by conflicts of interest, abuse of confidential information, or other undue influences.

This Code of Conduct (this "Code") replaces the S&P Global Ratings Code of Conduct – Australia dated July 1, 2017 and applies to employees in Australia only. This Code should be read in conjunction with the current version of the global S&P Global Ratings Code of Conduct. S&P Global Ratings has adopted this Code in order to further align its policies, procedures, and guidelines with Code of Conduct Fundamentals for Credit Rating Agencies published in December 2004, as amended in May 2008 and in March, 2015 (the "IOSCO Code"), by the International Organisation of Securities Commissions ("IOSCO") and in order to meet regulatory requirements in certain jurisdictions that require S&P Global Ratings to comply with the IOSCO Code. Variations from the IOSCO Code are set forth in Section 7 of this Code.

This Code is available to the public without charge on S&P Global Ratings website, www.spglobal.com/ratings. By making this Code available to the public, S&P Global Ratings does not assume any responsibility or liability to any third party arising out of or relating to this Code. This Code shall not form a part of any contract with any third party, and no third party shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. S&P Global Ratings in its sole discretion may revise this Code to reflect changes in market, legal, and regulatory circumstances and changes to S&P Global Ratings controls, policies, procedures, and guidelines.

S&P Global Ratings expects all S&P Global Ratings employees in Australia ("employees") to comply with this Code and the related policies, procedures and guidelines. Each year all S&P Global Ratings employees shall be required to read this Code and affirm their compliance with the current version of the global S&P Global Ratings Code of Conduct, this Code and all related S&P Global Ratings policies and guidelines by signing an Affirmation Statement. Any exceptions to this Code or the related policies, procedures and guidelines should be approved in writing by the nominee of the board of directors of S&P Global Ratings or her/his designee who shall be responsible for the interpretation of this Code and the related policies, procedures and guidelines, or, to the extent applicable, by the President of S&P Global Ratings' Nationally Recognised Statistical Ratings Organisation.

Failure to comply with this Code and the related policies, procedures and guidelines may result in disciplinary action, up to and including termination of employment.

Capitalised terms used herein are defined in Section 6 of this Code.

What are Ratings?

Ratings are current opinions regarding the creditworthiness of issuers or issues. Ratings are based on information supplied to S&P Global Ratings by the issuer or its agents and information obtained by S&P Global Ratings from other sources it considers reliable. S&P Global Ratings relies on the issuer, its accountants, counsel, advisors, and other experts for the accuracy, completeness, and timeliness of the information submitted in connection with the rating and surveillance processes.

Ratings do not constitute investment, financial or other advice. Ratings are not recommendations to purchase, hold or sell a particular security or to make any other investment decision. Ratings and other opinions do not comment on the suitability of an investment for a particular investor and should not be relied on when making

any investment decision. S&P Global Ratings does not act as an investment, financial, or other advisor to, and does not have a fiduciary relationship with, an issuer, investor, or any other person.

S&P Global Ratings is committed to issuing ratings only when it has a sufficient amount of information that is of a satisfactory quality as set forth in the S&P Global Ratings Credit Rating Information and Data Policy. If information is deemed to be from reliable sources, as further discussed in that policy, S&P Global Ratings does not independently verify the information. Ratings are not verifiable statements of fact. The assignment of a rating to an issuer or an issue by S&P Global Ratings should not be viewed as a guarantee of the accuracy, completeness, or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

S&P Global Ratings reserves the right at any time to suspend, modify, lower, raise, or withdraw a rating or place a rating on CreditWatch in accordance with its policies, guidelines and procedures.

1. Quality and Integrity of the Credit Rating Process

A. Quality and Integrity of the Credit Rating Process

1.1 S&P Global Ratings must use rating criteria and methodologies that reflect rigorous analysis and systematic processes, and, where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

1.2 Each rating must be based on a thorough analysis of all information known to S&P Global Ratings and believed by S&P Global Ratings to be relevant to its analysis according to S&P Global Ratings established criteria and methodologies.

1.3 S&P Global Ratings must adopt reasonable measures designed to ensure that it has the appropriate knowledge and expertise, and that the information it uses in determining credit ratings is of sufficient quality and obtained from reliable sources to support a high quality credit rating.

1.4 S&P Global Ratings must adopt reasonable measures so that the information it uses in assigning a rating is of sufficient quality to support a credible rating. S&P Global Ratings must only issue ratings when it has sufficient information and data.

1.5 In assessing the creditworthiness of an issuer or issue, Analysts involved in the preparation or review of any rating must use criteria and methodologies established by S&P Global Ratings. Analysts must consistently apply the then-existing rating criteria and methodologies in the analytical process for any Rating Action, in each case, as determined by S&P Global Ratings.

1.6 S&P Global Ratings must define the meaning of each category in its rating scales and apply those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7 Credit ratings must be assigned by a vote of a rating committee comprised of Analysts and not by any individual Analyst. Ratings must reflect all information known, and believed to be relevant, to the rating committee, consistent with S&P Global Ratings' established criteria and methodologies.

1.8 S&P Global Ratings must use Analysts who, individually or collectively, have the appropriate knowledge and experience in developing a rating opinion for the type of credit being applied.

1.9 S&P Global Ratings must maintain internal records accurate and sufficiently detailed and comprehensive to support its credit opinions for such period as may reasonably be necessary to promote the integrity of its credit rating process, including to permit internal audit, compliance, and quality control functions to review past credit rating actions in order to carry out the responsibilities of those functions and, where a longer period is prescribed, in accordance with applicable law .S&P Global Ratings employees should comply with its policies on maintenance, retention, and disposition of records and with the requirements of applicable laws and regulations.

1.10 S&P Global Ratings and its Analysts must take steps to avoid publishing any credit analyses or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or issue.

1.11 S&P Global Ratings must endeavor to devote sufficient resources to perform credible credit assessments for all issuers and issues it rates. When deciding whether to rate or continue rating an issuer or issue, S&P Global Ratings must assess whether it is able to devote sufficient Analysts with sufficient skill sets to make a credible credit assessment, and whether its Analysts likely will have access to sufficient information needed in order to make such an assessment, including when the credit assessment involves a type of financial product presenting limited historical data. Although S&P Global Ratings undertakes no duty to audit or otherwise verify information it receives.

1.12 S&P Global Ratings must establish a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations S&P Global Ratings currently rates.

1.13 S&P Global Ratings must establish and implement and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis and pursuant to an established timeframe, of all aspects of the S&P Global Ratings' credit rating methodologies (including models and key assumptions) and significant changes to them. S&P Global Ratings must assess whether existing methodologies and models for determining credit ratings of structured finance products are appropriate when the risk characteristics of the assets underlying a structured product change materially. Where feasible and appropriate, this function must be independent of the business lines that are principally responsible for rating various classes of issuers and obligations.

1.14 S&P Global Ratings must endeavor to structure its rating teams of Analysts in a manner that promotes continuity but avoids bias in the credit rating process and that promotes the high quality and integrity of the rating process.

1.15 S&P Global Ratings must allocate adequate personnel and financial resources to monitoring and updating its ratings. In accordance with S&P Global Ratings established policies, guidelines, and procedures for surveillance, unless the issuer requests a rating without surveillance (in which case the rating should clearly indicate that it does not entail ongoing surveillance), once a rating is assigned S&P Global Ratings must monitor on an ongoing basis and update the rating by:

a. regularly reviewing the creditworthiness of the rated entity or obligation;

b. initiating a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action (including withdrawal of a rating), consistent with the applicable rating criteria and methodology;

c. reviewing, where appropriate, the impact of a change in ratings criteria, models or key rating assumptions on both initial ratings and subsequent ratings within a reasonable period of time;

d. updating on a timely basis the rating, as appropriate, based on the results of such review; and

e. where appropriate, incorporating all cumulative experience obtained.

1.16 If S&P Global Ratings uses separate analytical teams for determining initial ratings and for subsequent monitoring of existing ratings, each team must have the requisite level of expertise and resources to perform its respective functions in a timely manner.

1.17 S&P Global Ratings must ensure that it establishes and maintains clear policies and procedures for dissemination of credit ratings that are the result or subject of credit rating actions and the related reports, and for the withdrawal of credit ratings. Where S&P Global Ratings makes its ratings available to the public, S&P Global Ratings must publicly announce if it withdraws a rating of an issuer or issue. Where ratings are provided only to its subscribers, S&P Global Ratings must announce to its subscribers if it withdraws a rating of an issuer or issue. In both cases, any publications by S&P Global Ratings of the withdrawn rating must indicate that the rating was withdrawn and also indicate the rating of the issuer or issue immediately preceding the withdrawal.

B. Integrity of the Credit Rating Process

1.18 S&P Global Ratings and its employees must deal fairly and honestly with rated entities, obligors, originators, underwriters, arrangers and users of credit ratings.

1.19 Employees must be held to high standards of integrity and ethical behaviour, and S&P Global Ratings must not employ individuals where there is evidence that they have compromised integrity.

1.20 S&P Global Ratings and its Analysts must not, either implicitly or explicitly, give any assurance or guarantee to an entity subject to a rating action, obligor, originator, underwriter, arranger or user of its ratings about the outcome of a particular rating prior to the determination of the rating by the applicable rating committee. This does not preclude S&P Global Ratings from developing prospective indications in a manner that is consistent with S&P Global Ratings' policies and procedures and also consistent with the IOSCO Code.

1.21 Neither S&P Global Ratings nor its employees may make promises or threats about potential credit rating actions to influence rated entities, obligors, originators, underwriters, arrangers or users of its ratings to pay for credit ratings or other services.

1.22 S&P Global Ratings and its employees are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors that could impact a credit rating of the rated entity or obligation, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations and the design of structured finance products

1.23 S&P Global Ratings and its employees shall comply with all applicable laws and regulations governing S&P Global Ratings activities in each jurisdiction in which it operates.

a. The S&P Global Ratings Compliance Officer shall be responsible for monitoring reviewing the compliance of S&P Global Ratings and its employees with the provisions of this Code and with applicable laws and regulations.

b. The S&P Global Ratings Compliance Officer shall be responsible for reviewing the adequacy of S&P Global Ratings' policies, procedures and controls designed to ensure such compliance. In fulfilling this role, the S&P Global Ratings Compliance Officer is assisted by others in the Global Regulatory Affairs Department, the Executive Managing Director of S&P Global Ratings Legal Affairs, the S&P Global Ratings Legal Department, and personnel in S&P Global Ratings responsible for analytical quality, criteria, and policymaking.

c. The reporting lines and determination of the amount of compensation for the S&P Global Ratings Compliance Officer shall be independent of S&P Global Ratings rating operations.

1.24 An employee who becomes aware of any conduct by another employee or entity under common control with S&P Global Ratings in violation of this Code; the related policies, procedures and guidelines; any law applicable to S&P Global Ratings; or that is unethical has a responsibility to promptly report such conduct to his or her supervisor, the Human Resources Department, the Compliance Department for the individual's business unit or the Legal Department. However, in situations where individuals prefer to submit a written report, anonymously or in confidence, S&P Global offers access to a site hosted by a third party provider https://secure.ethicspoint.com/domain/media/en/gui/39172/index.html. Through this site, you are able to submit reports relating to actual or suspected violations of our Code of Business Ethics, as well as matters related to Company policies, procedures and other standards. Any individual referred to in the two preceding sentences who receives such a report from an employee shall take appropriate action, as determined by the laws and regulations of the applicable jurisdiction and the applicable policies, procedures and controls set forth by S&P Global Ratings. S&P Global Ratings prohibits any form of retaliation against an employee who reports such conduct or who assists in the investigation of such conduct. An employee who retaliates against another employee for either of these reasons shall be subject to disciplinary action up to and including termination. Please refer to *Appendix A* for the related Whistleblower Policy – Australia.

1.25 An employee may report conduct that is in violation of this Code; the related policies, procedures, and guidelines; any law applicable to S&P Global Ratings; or that is unethical by calling the S&P Global Employee Hotline at 1-888-722-3277, which is available to employees worldwide and provides a confidential way of reporting such conduct.

1.26 In order to maintain S&P Global Ratings' independence, objectivity, and credibility, S&P Global Ratings shall maintain complete editorial control at all times over Rating Actions and all other materials it

disseminates to the public, including, but not limited to, rating definitions and criteria, reports, research updates, studies, commentaries, media releases, rating opinions, or any other information relating to its ratings. S&P Global Ratings editorial control shall include decisions as to when, or even if, any Rating Actions and such other materials and information should be disseminated.

2. Independence and Avoidance of Conflicts Of Interest

A. General

2.1 S&P Global Ratings shall not forbear or refrain from taking a Rating Action, if appropriate, based on the potential effect (economic, political, or otherwise) of the Credit Rating Action on S&P Global Ratings, a rated entity, obligor, originator, underwriter, arranger, investor or other market participant.

2.2 S&P Global Ratings and its employees shall use care and professional judgment to maintain both the substance and appearance of S&P Global Ratings' and its employees' independence and objectivity.

2.3 The determination of a rating by a rating committee shall be influenced only by factors known to the rating committee that are believed by it to be relevant to assessing the creditworthiness of the rated entity or obligation.

2.4 Ratings assigned by S&P Global Ratings to an entity or obligation shall not be affected by the existence of, or potential for, a business relationship between S&P Global Ratings (or any Non-Ratings Business) and the rated entity, obligor, originator, underwriter or arranger (or any of their affiliates) or any other party, or the non-existence of such a relationship.

2.5 S&P Global Ratings shall operationally separate its credit rating business and its analysts from any other business that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, S&P Global Ratings' policies, procedures and controls shall be designed to minimize the likelihood that conflicts of interest will arise and S&P Global Ratings shall disclose why it believes that those other businesses do not present a conflict of interest with its credit rating business.

B. S&P Global Ratings' Policies, Procedures, Controls and Disclosures

2.6 S&P Global Ratings shall adopt written internal policies, procedures and controls to (1) identify and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the credit rating methodologies, Rating Actions or the analyses of S&P Global Ratings or the judgment and analyses of S&P Global Ratings' employees. Among other things, such policies and procedures must address how the conflicts described below, to the extent applicable, can potentially influence S&P Global Ratings' credit rating methodologies or Rating Actions:

a. being paid to issue a credit rating by the rated entity or by the obligor, originator, underwriter, or arranger of the rated obligation;

b. being paid by subscribers with a financial interest that could be affected by a Rating Action;

c. being paid by rated entities, obligors, originators, underwriters, arrangers, or subscribers for services other than issuing credit ratings or providing access to credit ratings;

d. providing a preliminary indication or similar indication of credit quality to an entity, obligor, originator, underwriter, or arranger prior to being hired to determine the final credit rating for the entity, obligor, originator, underwriter, or arranger; and

e. having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in S&P Global Ratings.

2.7 S&P Global Ratings shall disclose actual and potential conflicts of interest (including but not limited to those identified in Section 2.6, of this Code to the extent applicable) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a Credit Rating Action with respect to a particular rated entity, obligor, originator, lead underwriter, arranger, or obligation, such conflict of interest must be disclosed in the same form and through the same means as the relevant Rating Action.

2.8 S&P Global Ratings shall disclose the general nature of its compensation arrangements with rated entities, obligors, lead underwriters or arrangers.

a. Where S&P Global Ratings receives from a rated entity, obligor, originator, lead underwriter or arranger compensation unrelated to its credit ratings services, S&P Global Ratings shall disclose such unrelated compensation as a percentage of total annual compensation received from such rated entity, obligor, originator, lead underwriter or arranger in the relevant credit rating report or elsewhere, as appropriate.

b. S&P Global Ratings shall disclose in the relevant credit rating report or elsewhere, as appropriate, if, in the most recently ended fiscal year, it received 10 percent or more of its total net revenue from a single client (rated entity, obligor, lead underwriter, arranger or subscriber or any of their affiliates for the fiscal year.

2.9 S&P Global Ratings shall encourage structured finance issuers and originators of structured finance products to publicly disclose all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently of S&P Global Ratings. S&P Global Ratings shall disclose in its Credit Rating Action announcements whether the issuer of a structured finance product has informed it that it is publicly disclosing all relevant information about the obligation being rated or if the information remains non-public.

2.10 S&P Global Ratings must not hold or transact in trading instruments presenting a conflict of interest with its credit rating activities.

2.11 In instances where rated entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to S&P Global Ratings, the employees responsible for interacting with the officials of the rated entity or obligor (e.g. government regulators) regarding supervisory matters shall be separate from the employees that participate in Rating Actions or developing or modifying credit rating methodologies that apply to such rated entity or obligor.

C. S&P Global Ratings Employee Independence

2.12 Reporting lines for employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

a. An employee of S&P Global Ratings who participates in or who participates in or who might otherwise have an effect on a Credit Rating Action with respect to an entity or obligation shall not be compensated or evaluated on the basis of the amount of revenue that S&P Global Ratings derives from that entity or obligor.

b. S&P Global Ratings shall conduct formal and periodic reviews of compensation policies, procedures and practices for its Analysts and other employees who participate in or might otherwise have an effect on a Credit Rating Action to ensure that these policies, procedures and practices have not compromised and do not compromise the objectivity of S&P Global Ratings' rating process.

2.13 S&P Global Ratings Analysts or other employees who participate in or might otherwise have an effect on a Credit Rating Action must not initiate, or participate in, discussions with rated entities, obligors, arrangers or subscribers regarding fees or payments charged to such rated entity, obligor, arranger or subscriber.

2.14 No Analyst or other employee shall participate in or otherwise influence a Credit Rating Action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g. spouse, domestic partner or dependant) or an entity managed by the employee (e.g. a trust):

a. holds or transacts in a Security issued by the rated entity or obligor;

b. holds or transacts in a Security (other than a diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a Security issued by the rated entity or obligor;

c. holds or transacts in a Security issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or S&P Global Ratings;

d. holds or transacts in a Security issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or S&P Global Ratings;

e. is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor or a lead underwriter or arranger of the rated obligation that may cause or may be perceived as causing a conflict of interest;

f. is a director of the rated entity or obligor, or lead underwriter or arranger of the rated obligation; or

g. has, or had, another relationship with or interest in the rated entity, obligor, or the lead underwriter or arranger of the rated obligation (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15 Analysts and anyone involved in the rating process (or any member of their Immediate Family) shall not buy or sell or engage in any transaction in any Security based on a security issued, guaranteed, or otherwise supported by any entity within such Analyst's area of primary analytical responsibility, except as permitted under S&P Global Ratings internal securities trading policy and in accordance with applicable legal and regulatory requirements.

2.16 Employees are prohibited from soliciting money, gifts, or favors from anyone with whom S&P Global Ratings does business and are prohibited from accepting gifts offered in the form of cash or cash equivalents or any gifts exceeding a minimal monetary value.

2.17 Subject to applicable law, any S&P Global Ratings employee who becomes involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity, obligor or originator, or the lead underwriter or arranger of a rated obligation) that creates an actual or potential conflict of interest shall disclose such relationship to the S&P Global Ratings Compliance Officer or the appropriate manager of S&P Global Ratings.

2.18 S&P Global Ratings shall establish policies, procedures and controls for reviewing without unnecessary delay the past work of Analysts who leave the employ of S&P Global Ratings and join an entity that the Analyst participated in rating, an obligor whose obligation the Analyst participated in rating, an originator, underwriter or arranger with which the Analyst had significant dealings as part of his or her duties at S&P Global Ratings or any of their affiliates.

3. Responsibilities to the Investing Public, Rated Entities, Obligors, Originators, Underwriters and Arrangers

A. Transparency and Timeliness of Credit Ratings Disclosure

3.1 S&P Global Ratings must assist investors and other users of credit ratings in developing a greater understanding of credit ratings by disclosing in plain language, among other things, the nature and limitations of credit ratings and the risks of unduly relying on them to make investment or other financial decisions. S&P Global Ratings must not state or imply that any regional or national authority endorses its credit ratings or use its regulated or registered status to advertise the quality of its credit ratings.

3.2 S&P Global Ratings shall disclose sufficient information about its credit rating process and its credit rating methodologies, so that investors and other users of credit ratings can understand how a rating was determined by S&P Global Ratings.

3.3 S&P Global Ratings must disclose, in a non-selective manner, a material modification to a credit rating methodology. This must be done prior to the modification taking effect unless doing so would negatively impact the integrity of a credit rating by unduly delaying the taking of a credit rating action.

3.4 Unsolicited ratings are ratings assigned by S&P Global Ratings without the full participation of issuers in the rating process. S&P Global Ratings reserves the right, in its sole discretion, to issue ratings without the full participation of issuers in the rating process if S&P Global Ratings believes (i) there is a

meaningful credit market or investor interest served by the publication of such a rating, and (ii) it has sufficient information to support adequate analysis and, if applicable, ongoing surveillance. S&P Global Ratings shall indicate if a rating is an unsolicited rating. In some cases, issuers may provide limited information to S&P Global Ratings, and S&P Global Ratings would still consider those ratings to be unsolicited ratings. S&P Global Ratings shall disclose its policies and procedures regarding unsolicited ratings without charge to the public on S&P Global Ratings' website, **www.spglobal.com/ratings**.

3.5 S&P Global Ratings shall publicly disclose its policies for distributing ratings and reports and for when a credit rating will be withdrawn.

3.6 S&P Global Ratings shall disclose the meaning of each category in its rating scales and the definition of default or recovery.

3.7 Consistent with applicable regulations, S&P Global Ratings will differentiate ratings of structured finance products from ratings of other entities, financial instruments, or financial obligations with a structured finance modifier.

3.8 S&P Global Ratings must be transparent with investors, rated entities, obligors, originators, underwriters, and arrangers about how the relevant entity or obligation is rated.

3.9 Where feasible and appropriate, prior to disseminating a rating that is the result or subject of a Credit Rating Action, S&P Global Ratings shall inform the rated entity, or the obligor or arranger of the rated obligation, of the critical information and principal considerations upon which a rating will be based and, if appropriate, afford such rated entity, obligor or arranger an adequate opportunity to clarify any factual errors, factual omissions or factual misperceptions that would have a material effect on the credit rating. S&P Global Ratings shall duly evaluate the response. Where in particular circumstances S&P Global Ratings has not informed such rated entity, obligor or arranger prior to disseminating a Credit Rating Action, S&P Global Ratings shall inform such rated entity, obligor or arranger as soon as practical thereafter and, generally, must explain why it did not inform such rated entity, obligor or arranger prior to disseminating the Credit Rating Action.

3.10 S&P Global Ratings shall distribute in a timely manner its public Credit Rating Actions regarding the issuers and issues it rates, subject to the next provision.

3.11 S&P Global Ratings will only make its current public Credit Rating Actions for any issuer or issue available to Wholesale Clients without charge. Public Rating Actions shall only be disseminated to Wholesale Clients via real-time posts on S&P Global Ratings' Australian website, www.spglobal.com/ratings, and through a wire feed to the news media as well as via electronic or print subscription services. Public Credit Rating Actions and the short explanation of the basis for the Credit Rating Action, if any, shall remain on S&P Global Ratings group public website for a minimum of twenty-four hours. Upon the request of an issuer or its agents, and in S&P Global Ratings' sole discretion, S&P Global Ratings may agree to keep a rating confidential, and evidence this agreement in the engagement letter with the issuer. If a rating is already public, a subsequent Credit Rating Action shall also be public.

3.12 S&P Global Ratings shall disclose with a credit rating that is the result or subject of a Credit Rating Action whether the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation participated in the credit rating process. Each credit rating not initiated at the request of the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation must be identified as such.

3.13 S&P Global Ratings shall clearly indicate the attributes and limitations of each credit rating, and the extent to which it verifies information provided to it by the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, it must disclose this fact and how it may limit the credit rating.

3.14 S&P Global Ratings shall indicate in a rating announcement that is the result or the subject of a Credit Rating Action when the credit rating was last updated or reviewed. The credit rating announcement must also indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to

overlook important aspects of the credit rating, S&P Global Ratings must explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the Credit Rating Action.

3.15 When rating a structured finance product, S&P Global Ratings must disclose sufficient information about its loss and cash-flow analysis with the credit rating, so that investors in the product, other users of credit ratings, and/or subscribers can understand the basis for the credit rating. S&P Global Ratings must also publicly disclose or distribute information about the degree to which it analyses how sensitive a credit rating of a structured finance product is to changes in the assumptions underlying the applicable credit rating methodology.

3.16 When publishing a rating, S&P Global Ratings shall explain in its press releases and/or reports, if any, the key assumptions and data underlying the rating (including financial statement adjustments that deviate materially from those contained in the issuer's published financial statements), subject to any restrictions imposed by applicable, permitted confidentiality agreements and any applicable laws regarding the release of Confidential Information.

3.17 If S&P Global Ratings discontinues monitoring a credit rating for a rated entity or obligation it must either withdraw the credit rating or, save where an obligation has matured, disclose such discontinuation as soon as practicable. A publication by S&P Global Ratings of a credit rating that is no longer being monitored must indicate the date the credit rating was last updated or reviewed, the reason the credit rating is no longer monitored, and the fact that the credit rating is no longer being updated.

3.18 To promote transparency and to enable investors and other users of credit ratings to compare the performance of different credit rating agencies, S&P Global Ratings shall disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information must include verifiable, quantifiable historical information, organised over a period of time, and, where possible, be standardised in such a way to assist investors and other users of credit ratings in comparing different credit rating agencies. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid, or otherwise likely to mislead investors or other users of credit ratings, S&P Global Ratings must disclose why this is the case. S&P Global Ratings shall make the ratings underlying each performance study available, upon request, in order to assist investors in drawing performance comparisons between S&P Global Ratings and other credit rating agencies. The performance studies shall be available without charge on S&P Global Ratings' website, www.spglobal.com/ratings.

B. The Treatment of Confidential Information

Nothing herein or in our policies prohibits any employee from initiating communications directly with, or responding to an enquiry from, or providing information to, any competent state, commonwealth or federal regulatory authority or United States self-regulatory organisation acting in a regulatory capacity, including the Australian Securities and Investments Commission, the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority. All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

3.19 S&P Global Ratings and its employees shall protect the confidentiality of Confidential Information or material non-public information communicated to them by a rated entity, obligor or originator, or the underwriter or arranger of a rated obligation, and non-public information about a Credit Rating Action (e.g. information about a Credit Rating Action before the Credit Rating Action is disseminated). Unless otherwise permitted by an agreement with the issuer, S&P Global Ratings and its employees shall refrain from disclosing Confidential Information in press releases; through research conferences; and conversations with investors, other issuers, or any other persons. Notwithstanding the foregoing, S&P Global Ratings shall not be restricted from:

(i) publishing any Credit Rating Action or other opinion regarding a particular issuer or issue that incorporates Confidential Information without specifically disclosing it; or
(ii) using third-party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the rating process or related business activities.

a) S&P Global Ratings and its employees are prohibited from using Confidential Information or material non-public information for any purposes unrelated to S&P Global Ratings' rating activities, including

disclosing such information to other employees or employees of affiliates (where permitted under S&P Global Ratings' policies and procedures) unless:

(i) the information is shared with the employee to enable the employee to perform task on behalf of S&P Global Ratings in relation to its credit rating business; and
(ii) where applicable, S&P Global Ratings takes reasonable steps to ensure that the person or affiliated entity has in place adequate arrangements to protect the confidential information; or
(iii) such disclosure is required by applicable law or regulation.

b) S&P Global Ratings and its employees shall take all reasonable steps:

(i) to protect all Confidential Information or material non-public information; and
(ii) to protect all property and records belonging to or in possession of S&P Global Ratings, from fraud, theft, misuse or inadvertent disclosure.

c) S&P Global Ratings and its employees are prohibited from using Confidential Information in violation of the terms of any applicable agreement or mutual understanding that S&P Global Ratings will keep the information confidential, unless disclosure is required by applicable law or regulation.

d) S&P Global Ratings and its employees are prohibited from disclosing any (i) of S&P Global Ratings ratings-related non-public information, or (ii) non-public information about Rating Actions or possible future Rating Actions, except in the case of clause (ii) to the rated entity, obligor, arranger, or their designated agents, or as required by applicable law or regulation.

3.20 S&P Global Ratings and its employees must comply with CRA applicable laws and regulations governing the treatment and use of confidential and/or material non-public information.

3.21 S&P Global Ratings employees that possess confidential and/or material non-public information concerning a Security are prohibited from engaging in a transaction in the Security or using the information to advise or otherwise advantage another person in transacting in the Security. Employees shall familiarise themselves with the internal securities-trading policies maintained by S&P Global Ratings, and are required to periodically certify their compliance as required by such policies. S&P Global Ratings employees shall not use or share Confidential Information for the purpose of trading Securities, or for any other purpose except the conduct of S&P Global Ratings business.

4. Governance, Risk Management and Employee Training

4.1 S&P Global Ratings' board of directors has ultimate responsibility for ensuring that S&P Global Ratings maintains and enforces this Code in accordance with applicable requirements.

4.2 S&P Global Ratings, together with its credit rating agency affiliates, shall establish a risk management function made up of one or more senior managers or employees with the appropriate level of experience responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, operational risk, and strategic risk. The function must, if practicable, be independent of the internal audit function and make periodic reports to the board and senior management to assist them in assessing the adequacy of the policies, procedures, and controls that S&P Global Ratings establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the IOSCO Code.

4.3 S&P Global Ratings employees must undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training must be relevant to the employee's responsibilities and must cover, as applicable, this Code of conduct, S&P Global Ratings' credit rating methodologies, the laws governing S&P Global Ratings' credit rating activities, S&P Global Ratings' policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and its policies and procedures for handling Confidential Information and material non-public information. S&P Global Ratings shall adopt measures designed to verify that employees undergo required training.

5. Disclosure and Communication with Market Participants

5.1 S&P Global Ratings' disclosures, including those specified in the provisions of the IOSCO Code, must be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2 S&P Global Ratings shall disclose within its code of conduct a description of how the provisions of its code of conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the "IOSCO provisions"). If S&P Global Ratings' Code of Conduct – Australia deviates from an IOSCO provision, S&P Global Ratings should identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. S&P Global Ratings should describe how it implements and enforces its code of conduct. S&P Global Ratings must also disclose as soon as practicable any changes to its code of conduct or changes to how it is being implemented or enforced.

5.3 S&P Global Ratings shall maintain a function charged with receiving, retaining, and handling complaints from market participants and the public and procedures for receiving, retaining, and handling complaints, including those that are provided on a confidential basis, specifying the circumstances under which a complaint must be reported to senior management and/or the board.

5.4 S&P Global Ratings shall publish in a prominent position on S&P Global Ratings' website, www.spglobal.com/ratings, web page links to:

(i) this Code;
(ii) a description of the methodologies that S&P Global Ratings uses;
(iii) information about S&P Global Ratings' historic ratings performance data; and
(iv) other disclosures required by applicable law and regulations to the extent they may be made available to the public.

6. Definitions

For purposes of this Code, the terms set forth below shall have the following meanings:

"Analyst" shall mean, with respect to any issuer or issue, an employee who (i) has been assigned to determine and vote on ratings relating to such issuer or issue and (ii) is not involved in any commercial discussions with such issuer or relating to such issuer or issue.

"Code" shall have the meaning set forth in the Introduction.

"Confidential Information" shall mean information received by S&P Global Ratings from a rated entity, obligor, or originator, or the underwriter or arranger of an obligation or its accountants, attorneys, or other agents that has been marked "Proprietary and Confidential" or in respect of which S&P Global Ratings has received from the issuer specific written notice of its proprietary and confidential nature. Notwithstanding the foregoing, information disclosed by the issuer or its accountants, attorneys, or other agents shall not be deemed to be Confidential Information if such information

i. was substantially known by S&P Global Ratings at the time of such disclosure,
ii. was known to the public at the time of such disclosure,
iii. becomes known to the public (other than by S&P Global Ratings' own action) subsequent to such disclosure,
iv. is disclosed lawfully to S&P Global Ratings by a third party subsequent to such disclosure,
v. is developed independently by S&P Global Ratings without reference to the Confidential Information,
vi. is approved in writing by the issuer for public disclosure, or
vii. is required to be disclosed by any law, rule, or regulation, or is disclosed at the request of any governmental agency or authority.

"Credit Rating Action" shall mean an initial credit rating, change to an existing credit rating, affirmation of an existing credit rating, withdrawal or suspension of an existing credit rating, or CreditWatch action, in each case as and when such action is released. Credit Rating Action does not include a Rating Agency Confirmation (RAC).

"Immediate Family" shall mean (a) an employee's spouse, domestic partner, or equivalent or an employee's dependent child or stepchild regardless of residence; (b) an employee's relative, whether or not that person is dependent on the employee (e.g., grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-

law, sister- or brother-in-law, and son- or daughter-in-law, including adoptive and guardian relationships) who has shared the same household as the employee for at least one year immediately preceding the date that the household member engages in the applicable activity; and (c) any legal entity (including a trust or partnership) directly or indirectly managed or controlled by, established for the benefit of, or whose economic interests are substantially equivalent to, either an employee or a person listed above in items (a) or (b). For these purposes, the terms “dependent”, “domestic partner,” and “adoptive or guardian relationship” are defined by the national law where the employee works.

“IOSCO” shall have the meaning set forth in the Introduction.

“IOSCO Code” shall have the meaning set forth in the Introduction.

“Non-Ratings Business” shall mean all segments and operating groups of S&P Global Inc. as well as segments and operating groups of S&P Global subsidiaries, including S&P Global Ratings, other than S&P Global Ratings.

“Security” shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, investment contract, shares of funds, or other financial instrument commonly known as a security and also includes any put or call option, or any other derivative instrument, relating to a Security. For the purposes of this Code, a Security shall not include those securities that are excluded from the definition of “Security” in S&P Global Ratings’ internal securities-trading policies.

“Wholesale Client” means:

i. An Australian financial services licensee; or
ii. A listed entity, or a related body corporate of a listed entity; or
iii. A business that employs at least 20 people or, in the case of a manufacturing business, at least 100 people; or
iv. An individual with a copy of a certificate given by a qualified accountant within the last 6 months stating that the individual has net assets of at least A$2.5 million or gross income for each of the last two financial years of at least A$250 000 per year; or
v. An organisation regulated by the Australian Prudential Regulation Authority (that is not a superannuation fund, or an approved deposit fund, or a pooled superannuation trust, or a public sector superannuation scheme); or
vi. A body registered under the Financial Corporations Act 1974 (Australia); or
vii. A trustee of a superannuation fund, or an approved deposit fund, or a pooled superannuation fund, or a public sector superannuation scheme, within the meaning of the Superannuation Industry (Supervision) Act 1993 (Australia) and the fund, trust or scheme has net assets of at least A$10 million; or
viii. An individual that controls at least A$10 million, including through an associate or under a trust that the individual manages; or
ix. An exempt public authority; or
x. A body corporate or an unincorporated body corporate that carries on a business of investment in financial products, interests in land or other investments and for those purposes invests funds received (directly or indirectly) following an offer or invitation to the public (within the meaning of section 82 of the Corporations Act 2001 (Australia)) and the terms of the offer or invitation provide for the funds subscribed to be invested for those purposes.

IOSCO Code of Conduct Fundamentals for Credit Rating Agencies: Further Disclosure on Operational and Legal Separation of Businesses and Prevention and Management of Conflicts of Interest

S&P Global Ratings fully supports the essential purpose of the IOSCO Code, which is to promote investor protection by safeguarding the integrity of the rating process. S&P Global Ratings believes that this Code is consistent with the IOSCO Code and appropriately implements IOSCO’s Statement of Principles Regarding the Activities of Credit Rating Agencies published in September 2003.

Operational and Legal Separation of Businesses

S&P Global Ratings separates, operationally and legally, its credit rating services and Analysts from any other business that may present a conflict of interest.

S&P Global Ratings does not believe that its Ancillary Services and Other Services present conflicts of interest with its credit rating services. Notwithstanding that such services do not necessarily present conflicts of interest with its credit rating services, S&P Global Ratings has in place procedures and mechanisms designed to minimise the likelihood that conflicts of interest will arise, or, where appropriate, to manage conflicts should they arise. The nationally recognized statistical rating organisation of which S&P Global Ratings is part discloses, in respect of credit ratings it publishes, whether it was paid for services other than determining credit ratings during the most recently ended fiscal year by the person that paid it to determine the credit rating.

S&P Global Ratings and its affiliates operate in multiple locations around the world, in each case as a direct or indirect subsidiary or as a division or a representative of a division of S&P Global Inc. S&P Global Inc. provides shared services to all of its segments, units, or divisions, including legal, information technology, human resources, and finance functions. In addition, S&P Global Ratings or its affiliates may provide shared services for publishing, modelling, data, sales, and communication and marketing functions. In many cases, support services or services shared between different legal entities are performed by personnel dedicated to the S&P Global Ratings group. S&P Global Ratings believes that the shared services that it uses or provides do not present conflicts of interest and do not affect the independence, integrity, credibility, or objectivity of its credit ratings or ratings surveillance.

Appendix A

1. Whistleblower Policy - Australia

1.1. Regulatory Summary

The Part 9.4AAA of the Corporations Act requires the establishment, implementation and maintenance of a whistleblower policy and make it easily accessible by both internal & external disclosers.

1.2. Policy Statement

The purpose of this Policy is to provide an environment for you to disclose wrongdoings safely and securely, and with the confidence that you will be protected and supported.

This Policy is applicable to you if you are or have been:

(a) An employee of S&P Global Ratings;
(b) A supplier of services or goods to S&P Global Ratings including their employees;
(c) A client of S&P Global Ratings, including their employees;
(d) Other associate(s) of S&P Global Ratings; or
(e) A relative, dependent or spouse of (a) – (d).

When you have reasonable grounds to believe that an employee of S&P Global Ratings has violated regulatory requirements, the Code of Business Ethics or Code of Conduct, applicable policies or guidelines, or other laws and regulations, or instances of actual or potential unethical behavior you can notify:

(a) A director of S&P Global Ratings;
(b) People Partner;
(c) Employee's supervisor;
(d) Compliance;
(e) Ratings Legal;
(f) Internal or external auditor
(g) EthicsPoint;
(h) Australian Securities & Investments Commission or another Commonwealth body; or
(i) Journalist or parliamentarian.

Whether your disclosure includes your name and contact information or is submitted anonymously, the information you provide will be sent to an independent review group within S&P Global by EthicsPoint. When you raise a concern, or report a violation, S&P Global Ratings will promptly investigate. Your communication will be treated confidentially to the extent possible and permissible by law.

Upon receipt of the disclosure, S&P Global Ratings will take appropriate action to ensure that the disclosures are dealt with appropriately and on a timely basis.

This Policy is supplemental to the S&P Global Code of Business Ethics (COBE) and any other related S&P Global Ratings policies. Where there is any conflict between this Policy, the COBE and any other related S&P Global Ratings policies, this Policy shall prevail.

1.3. Internal Procedures

1.3.1. Handling the Disclosure

1. S&P Global Ratings will acknowledge the receipt of the disclosure if the discloser can be contacted, and provide updates and notify the discloser of the outcome in due course.

2. Upon receipt of the disclosure, Compliance and Rating Legal will coordinate the appropriate investigation, and resolution, including reporting to the applicable law-enforcement or regulatory authority, if required or deemed appropriate.

3. Depending on the nature of the disclosure, Compliance and Ratings Legal may refer the matter to appropriate subject matter experts within S&P Global Ratings for further investigation.

4. Compliance will promptly report the disclosure to the executive management of S&P Global Ratings if the matter raises significant franchise or reputational risk to S&P Global Ratings.

1.3.2. Protection for Discloser

1. It is prohibited to identify the discloser, or disclose the information that is likely to lead to the identification of the discloser.

2. A discloser will be protected from the following in relation to the disclosure:

   (a) detrimental conduct such as dismissal, or alteration or position or duties to his or her disadvantage, if the discloser is an employee;
   (b) civil liability (e.g. any legal action against the discloser for breach of an employment contract, duty of confidentiality or another contractual obligation);
   (c) criminal liability (e.g. attempted prosecution of the discloser for unlawfully releasing information, or other use of the disclosure against the discloser in a prosecution (other than for making a false disclosure)); and
   (d) administrative liability (e.g. disciplinary action for making the disclosure).

3. A discloser can seek compensation and other remedies through courts if he or she suffers loss.

4. Disclosures related solely to personal work-related grievances, and that do not relate to detriment or threat of detriment to the discloser, do not qualify for protection under the Corporations Act. Examples of grievances that may be personal work-related grievances include:

   (a) an interpersonal conflict between the discloser and another employee; and
   (b) decisions that do not involve a breach of workplace laws:
      (i) about the engagement, transfer or promotion of the discloser;
      (ii) about the terms and conditions of engagement of the discloser; or
      (iii) to suspend or terminate the engagement of the discloser, or otherwise to discipline the discloser.

5. S&P Global Ratings will not take retaliatory action against you or other individuals who reports matters pursuant to this Policy. As such, any employees of S&P Global Ratings who retaliates or attempts to retaliate against you, will be subject to disciplinary action, up to and including termination.

S&P Global

Title	**Securities Disclosure and Trading Policy**
Effective Date	**October 4, 2017**
Update Date	**February 10, 2025**

1.0 Policy Objective

S&P Global has a worldwide reputation for integrity and objectivity. With that reputation, there is a responsibility to deliver products and services in accordance with professional standards that are not influenced inappropriately by Conflicts of Interest. Allowing Material Non-Public Information to influence investments or investments to influence an Employee's role could be damaging to the reputation of S&P Global and our Employees, by calling into question the integrity of our products and services.

While performing your job you may learn Material Non-Public Information about S&P Global or other companies that is not known to the public. You must never use Material Non-Public Information to trade in securities or share this information with others to trade in securities either for their or your benefit. This violates the law and the COBE; it is unethical, illegal, and is known as insider trading.

- The Securities Disclosure and Trading Policy (hereafter "Policy") may restrict the Holding and Trading of Securities, as defined by the Policy, to prevent Employees from making investments that are or have the potential to be Conflicts of Interest, whether real or perceived, by virtue of the Employee's role and responsibilities, and to eliminate even the appearance of impropriety in connection with an Employee's Trading in Securities of customers or business prospects.
- This Policy further mitigates risk by monitoring Investment Account activity.

This Policy is designed to promote compliance with applicable securities laws in all the jurisdictions in which S&P Global operates regardless of the fact that you may not be obliged by the laws of certain jurisdictions to provide information and take other steps as required by this Policy. In addition to the requirements of this Policy, separate Divisional Addenda apply to Covered Workers in each Division.

2.0 Who is Covered by This Policy?

This Policy applies to Covered Workers, which include Employees who influence S&P Global products and services and/or who have access or potential access to Material Non-Public

Information, in fact or appearance, by virtue of their role and responsibilities. This Policy also applies to the Immediate Family Members of Covered Workers. Each Division's management will define the conditions under which Workers Engaged Through Vendors, interns and other temporary workers may be subject to the definition of a Covered Worker and hence to the Securities Disclosure and Trading Policy and its obligations. Covered Workers will be notified by Securities Disclosure Compliance.

3.0 If You Violate This Policy

S&P Global is strongly committed to compliance with the laws and regulations in the jurisdictions in which it operates and to the internal policies that relate to them. In addition, Employees are expected to maintain the highest standards of ethical conduct. Breaches of these expectations can have serious consequences for S&P Global and its Employees. Failure by a Covered Worker to comply with this Policy, or any applicable law or regulation, may result in disciplinary action, up to and including termination of employment and/or could result in civil or criminal penalties imposed by a government agency or a court of law.

4.0 Policy Requirements

4.1 Initial Certifications

Each Covered Worker, within ten (10) calendar days of notification from Securities Disclosure Compliance, must complete all of the initial Certifications in the Global Employee Compliance Services system ("GECS"), including certifying that he or she has received, read, and understands this Policy and any applicable Divisional Addenda; recognizes that he or she must comply with this Policy and any applicable Divisional Addenda; will comply with all the requirements of this Policy and any applicable Divisional Addenda; and any other required Certifications.

4.2 Reporting of All Investment Accounts

Each Covered Worker, within ten (10) calendar days of receiving notification from Securities Disclosure Compliance must Report in GECS all reportable Investment Accounts that the Covered Worker or an Immediate Family Member control or has a Beneficial Interest in. The Policy requires the initial and ongoing Reporting of all reportable Investment Accounts, regardless of if the account is empty, unfunded, or not actively being used for Trading purposes.

Exempt from this requirement are some Employer Sponsored Accounts and other equivalent Tax-Free Savings Accounts, as referenced in the Reportable Holdings and Investment Accounts list. Please note that Holding and Trading restrictions must be adhered to in all Employer Sponsored Accounts and other equivalent Tax-Free Savings Accounts.

Third-Party Discretionary Accounts and Blind Trust Accounts are permissible and are reportable.

This Policy requires all Reporting to be done in GECS, the system of record.

4.3 Reporting of All Holdings

Covered Workers, within ten (10) calendar days of receiving notification from Securities Disclosure Compliance, must Report in GECS all Holdings for themselves and their Immediate Family Members.

The Policy requires the initial and ongoing Reporting of all Holdings in all reportable Investment Accounts. Holdings that are not identified by a ticker, a CUSIP or an ISIN are considered Private Investments and are Reportable using a Private Investment Disclosure Form. This form can be found on the GECS dashboard in Available Forms.

Covered Workers are required to notify Securities Disclosure Compliance within ten (10) calendar days of any change in Holdings that is not a consequence of a Transaction (e.g., receipt of Securities as a gift or inheritance, through marriage, or as part of compensation such as stock options or restricted stock).

For a non-exhaustive overview of Reportable Holdings and Investment Account types, please refer to the list.

This Policy requires all Reporting of Holdings to be done in GECS . When in doubt please contact SecuritiesDisComp@spglobal.com.

4.4 Electronic Brokers Employees

S&P Global has identified certain broker-dealers ("Electronic Brokers") that feed Investment Account activity directly to GECS. A current list of Electronic Brokers is available here.

U.S. based Covered Workers, and their Immediate Family Members are required to use these Electronic Brokers. Within thirty (30) calendar days of receiving notification from Securities Disclosure Compliance, Covered Workers and their Immediate Family Members must transfer their Investment Accounts to an Electronic Broker and designate the Investment Account as an S&P Global Investment Account.

Non-U.S. based Covered Workers, who hold an account with an Electronic Broker, regardless of the Employee's location, will have such account designated as an S&P Global Investment Account and added to the Electronic feed. Non-U.S. based Covered Workers are encouraged where available to use an Electronic Broker.

Some types of Investment Accounts may be exempt from the requirement to use an Electronic Broker, including the S&P Global Employee Stock Ownership Program; non-brokerage mutual fund accounts at mutual fund companies, holding only Mutual Funds; DRIPs; and Blind Trusts.

S&P Global reserves the right to monitor Covered Workers and Covered Workers-related Accounts for up to thirty (30) calendar days after termination of employment.

4.5 Non-Electronic Brokers Investment Account Statement

The Securities Disclosure Policy requires Covered Workers not utilizing an Electronic Broker to manually add their holdings initially and maintain them manually through broker confirms. The Policy requires employees not utilizing an Electronic Broker to periodically upload investment account statements onto GECS.

Link for how to Upload to GECS Platform for non-electronic broker

S&P Global will continue to identify and add non-electronic brokers to Xceptor, the data automation platform licensed by S&P Global. Xceptor will capture brokerage statements provided by Covered Workers from inbound email channels. The platform will extract, enrich, and validate relevant trade and position data, cross-reference Covered Workers' data, and generate a standardized output that is delivered to GECS.

Link for how to Send Statement(s) for identified Xceptor broker

Covered Workers will be notified through email of the requirement to upload investment account statements. For specific Information regarding the Broker Statements that are missing, please review your Daily Summary Box on your dashboard in GECS.

4.6 Trade Confirmation (Non-U.S. based Covered Workers or holders of non-electronic accounts not covered under 4.4)

If a Covered Worker is not using an Electronic Broker, or an Xceptor Broker the Covered Worker, in addition to providing account statements, must manually enter broker confirmations for all reportable Transactions within ten (10) calendar days following the execution of a Transaction.

5.0 Ongoing Requirements

Within thirty (30) calendar days of the end of the second and fourth calendar quarters, Covered Workers will receive notification regarding bi-annual Certifications. The Certifications include accurate reporting of all Investment Accounts, Holdings and Transactions as of the end of those periods.

Covered Workers must also acknowledge that they have received, read, and understand the Securities Disclosure Policy and any applicable Divisional Addenda; recognize that they must comply with this Policy and any applicable Divisional Addenda; and have complied with all the requirements of this Policy and any applicable Addenda at all times throughout those periods.

Bi-annual certifications include information for Covered Workers and their Immediate Family Members and must be completed in GECS by the due date.

5.1 Pre-Clearance or Pre-Approval

It is a violation of the Policy to execute a trade without a valid Pre-Clearance approval when an approval is required. The Policy requires that prior to Covered Workers or Immediate Family Members placing a Trade in an Equity (including options and rights), Fixed Income Security, or Private Investment, Covered Workers must Pre-Clear the Trade through GECS. Pre-Clearance is designed to prevent trading in Securities that could give even the appearance of impropriety when the Covered Worker may influence S&P Global products and services and/or be deemed to have access to Material Non-Public Information related to such Securities.

A submitted Pre-Clearance for Trading will be reviewed by the Trade Approver (the first level manager of the Covered Worker), who will review the transaction as the first line of defense. Securities Disclosure Compliance will complete a second level review and provide final sign-off. Granted Pre-Clearance for a Transaction is valid from receipt of approval for the remainder of that same trading day plus three additional trading days. Approved trades not executed within this period require a new Pre-Clearance request and approval.

Third-Party Discretionary Accounts, once properly documented showing that the Covered Worker or Immediate Family Member cannot affect trades, will not require Pre-Clearance for each Transaction.

Prior to a Covered Worker or Immediate Family Member executing a Trade in a transaction where a ticker, ISIN or CUSIP number is not available, the Covered Worker must obtain Pre-Approval using a Private Investment Disclosure Form.

5.2 Restrictions Applicable to S&P Global Securities (SPGI)

Pre-Clearance is required for any Covered Worker transacting in an S&P Global stock plan account, including the sale of performance or restricted stock units or the exercise and/or sale of options.

No Speculative Trading in Company Securities; No Hedging of S&P Global Securities. Speculative trading in S&P Global Securities is prohibited, including short sales and derivative transactions such as puts, calls, swaps, and collar arrangements. The prohibition on short sales means that a

Covered Workers or Immediate Family Member may not sell S&P Global Securities if (i) they do not then own the securities; or (ii) they fail without good reason to deliver the certificates for the Securities within twenty (20) days after the sale or to mail them for clearing within five days after the sale.

The prohibition on speculative Trading also means that hedging transactions involving S&P Global Securities are prohibited. "Hedging" refers to any strategy to offset or reduce the risk of price fluctuations in S&P Global Securities or to protect, in whole or in part, against declines in the value of S&P Global Securities.

No Margin Accounts for S&P Global Securities. Because securities held in a margin account may be sold at a time when a Covered Employee is in possession of Material Non-Public Information about the Company, no S&P Global Securities may be held in a margin account, program trading account or any other account that could cause S&P Global Securities to be subject to a margin call, or otherwise be available as collateral for a margin loan.

No Pledging of S&P Global Securities. No S&P Global Securities may be pledged or otherwise used as security for a loan.

No Third-Party Discretionary Accounts for S&P Global Securities. Because trading in S&P Global Securities held by a Third-Party Discretionary Account could take place without Pre-Clearance and/or during a Closed Window, Covered Workers and their Immediate Family Members may not hold S&P Global Securities in a Third-Party Discretionary Account.

No Blind Trusts for S&P Global Securities. Because trading in S&P Global Securities held by a Blind Trust could take place without Pre-Clearance and/or during a Closed Window, Covered Workers and their Immediate Family Members may not hold S&P Global Securities in a Blind Trust. This prohibition does not apply to Securities of other companies eligible to be held in a blind trust for compliance with a Divisional Addendum to this Policy.

For the avoidance of doubt, any and all approved (pre-cleared) trades submitted but not yet executed when an applicable Closed Window commences will be automatically canceled.

6.0 Securities Disclosure Profile – Guidance on Trading Restrictions

Covered Workers are assigned a Securities Disclosure Profile based on the following criteria:

(1) Their influence on S&P Global products and services, in fact or appearance, by virtue of their role and responsibilities, and/or

(2) Their access or potential access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities.

The Securities Disclosure Profile Level classifies Covered Workers by their influence on S&P Global products and services and/or their degree of access to Material Non-Public Information to determine applicable Restrictions. Covered Workers may review their specific Level and Security Restrictions by logging into GECS. Covered Workers will find their Security Restrictions within the Active Group Assignment(s) Box, located on their individual dashboard.

Level	Guidance on Security Restrictions	Roles/Job Titles *
Level 1	Employees in a senior leadership position who influence the products and services of S&P Global, and/or who have access or potential access to Material Non-Public Information.	Divisional Presidents
Restrictions (L1)	May hold non-Restricted Securities, and sell with Pre-Clearance, may not acquire, hold, control, trade, sell or otherwise possess a Beneficial Interest (including short sales) in any Restricted Securities.	
Level 2	Employees who influence the products and services of S&P Global and/or who have access or potential access to Material Non-Public Information.	Rating Analysts, Index Committee Members, News, Pricing, Price Assessments, Sustainability Research
Restrictions (L2)	May hold non-Restricted Securities, and sell with Pre-Clearance, may not acquire, hold, control, trade, sell or otherwise possess a Beneficial Interest (including short sales) in any Restricted Securities.	
Level 3	Employees who do not influence the products and services of S&P Global but have access or potential access to Material Non-Public Information.	Internal Audit, Administrative, Compliance, In Business Controls, Finance, Marketing, Sales, Technology
Restrictions (L3)	May hold any Securities and sell with Pre-Clearance, may not acquire any Restricted Securities.	

***** Roles/Job Titles are examples and primarily pertain to Employees; they do not provide a full listing.

7.0 Restrictions

Security Restrictions are defined by each Division to avoid potential Conflicts of Interest related to the characteristics of each Division's products and services. If a Covered Worker, as a result of Security Restrictions, holds a Restricted Security, the Covered Worker will receive a notice to divest the Restricted Security. Level 1 and Level 2 employees may not hold or possess a Beneficial Interest in any Restricted Security including in Third-Party Discretionary Account.

7.1 Restricted Security Lists

Division specific Restricted Security Lists include companies, issuers, or other entities whose businesses lie principally in Sectors in which we rate, assess prices, or do business. Restricted Security Lists may change frequently.

Management reserves the right to implement additional Restrictions on all or specific Covered Workers , beyond what are mentioned in this Policy, as required by Division needs.

7.2 Divestment

If a Covered Worker or an Immediate Family Member holds any Securities that they are Restricted from holding, the Covered Worker or an Immediate Family Member must take action to divest those Securities within fifteen (15) calendar days of being notified by Securities Disclosure Compliance. If there are any changes to the Restricted Security Lists that affect a Covered Worker's Holdings or those of an Immediate Family Member, the Covered Worker will be notified and must take action to divest the Restricted Security within fifteen (15) calendar days of notification.

If a Covered Worker or an Immediate Family Member receives a Restricted Security as a gift, an inheritance, or through any other involuntary action, the Covered Employee must inform Securities Disclosure Compliance and take action to divest the Restricted Security within fifteen (15) calendar days of receipt.

Please note that before divesting a Security, the Covered Employee **must submit a Pre-Clearance request** and receive approval for the Trade.

Pre-Clearance is designed to prevent trading in Securities that could give even the appearance of impropriety when the Covered Worker may influence S&P Global products and services and/or be deemed to have access to Material Non-Public Information related to such Securities.

7.3 Knowledge of Conflicts of Interest

Covered Worker are expected to act consistently with the policies and regulations to which they are subject. As such, even if a Security is not Restricted from the Covered Worker, the Covered Worker and his/her Immediate Family Members must not Trade or Hold that Security if:

(a) he/she knows or has reason to believe that the Security should be a Restricted Security; or

(b) he/she knows or has reason to believe that there is an actual Conflict of Interest with Trading or Holding the Security.

7.4 Blackout Periods

Management reserves the right to prohibit Trading in a particular Security for a designated period for all or a subset of Covered Workers and their Immediate Family Members; this includes Securities not on the Restricted Security Lists.

7.5 1% or More of Public Companies

All Covered Workers and their Immediate Family Members are prohibited from holding Securities that constitute 1% or more of the outstanding shares of any public company without specific written approval from Securities Disclosure Compliance.

7.6 Short-Term Trading Limitation: Minimum 30-Day Holding Rule

Having made an investment in a Security or a derivative of a publicly traded company or fund, a Covered Worker or his or her Immediate Family Member may not take a profit from the investment within thirty (30) calendar days of the original Trade. Covered Workers may sell a Security at any time if the sale price is lower than the original purchase price (i.e., at a loss on the original investment, either through a direct trade, stop loss, or Good to Cancel order). Covered Workers may not buy back into the position within (30) calendar days of the sale if the position sold was not held for at least (30) calendar days.

It is a violation of the Policy to execute a Trade and take a profit within thirty (30) calendar days of the original Trade.

In the event of violation of the Minimum Holding Period, Compliance may request that all profits realized as part of the trade be transferred over to a charity.

For purposes of this rule, sales shall be computed on a Last In, First Out (“LIFO”) basis, irrespective of the account. Exceptions to this rule are shares acquired under employee compensation plans and employee stock ownership plans and trades in Third-Party Discretionary Accounts.

8.0 Our Commitment to Your Privacy

As part of this Policy, Covered Workers are required to Report certain private information about investments and those of Immediate Family Members. The information will be collected and used only to monitor compliance with this Policy. Compliance staff who have authorized access to the information will undertake efforts to hold this information in confidence, but it may be made available to the U.S. Securities and Exchange Commission ("SEC") or other national regulators, to approved third parties as appropriate to validate compliance with the Policy, to third parties in connection with an investigation of a breach of this Policy, or to third parties, to resolve disputes in which such information may be relevant.

The information collected in connection with this Policy is maintained within the system of record, Global Employees Compliance Services (GECS). Covered Workers based outside the U.S. should note that the U.S. does not have data privacy laws as stringent as those in, for example, the European Union or the UK, but S&P Global has taken the necessary measures to ensure that the information transferred to the U.S. is adequately protected, including by entering into the necessary data transfer agreements, further information is available in the Privacy Center. The information is stored consistent with the Information Governance Policy.

Non-U.S. Covered Workers and their Immediate Family Members may have rights, under local data protection law, to be provided with information about use by S&P Global of information about them, including copies of the information, to require any inaccurate information about them to be corrected or deleted and, in some circumstances, to object to the processing of their information. Covered Workers and Immediate Family Members wishing to exercise these rights should contact Securities Disclosure Compliance.

In certain non-U.S. jurisdictions, Covered Workers may be required to confirm that they agree to the collection and use of personal information as described in this Policy and/or that Covered Workers will obtain the equivalent agreement of Immediate Family Members before providing their information to S&P Global. This should not be taken as an indication that Covered Worker or Immediate Family Member agreement is necessary as a matter of law in any particular jurisdiction.

9.0 Exceptions

Securities Disclosure Compliance in coordination with the Divisions, may, in limited circumstances, grant an exception to this Policy's requirements in writing on a case-by-case basis and as permitted under applicable laws, rules and regulations. If you believe you qualify for an exception, please contact Divisional compliance or Legal.

10.0 Reporting Obligations

If you become aware of or have suspicions of any actions that conflict with this Policy or attempts to circumvent any part of this Policy, please notify your People Leader, the Legal Department or Compliance. You may also report anonymously though the EthicsPoint Helpline.

Nothing in this Policy or otherwise restricts your ability to communicate directly with and provide information, including documents that are not protected from disclosure by applicable laws or privileges, to the Securities and Exchange Commission (the "SEC"), the Department of Justice ("DOJ"), or any other pertinent governmental agency or regulatory body, whether at the federal, state, provincial, local, or international level, concerning potential legal violations, without the need to disclose such communications to S&P Global.

11.0 Contact Names for Further Information

Employees that have inquiries or that may require further information regarding this Policy may contact their respective Divisional compliance colleague or the Head of Global Employee Compliance Services at SecuritiesDisComp@spglobal.com.

12.0 Related Reference Documents

Additional guidance is available in the following related documents:

- Code of Business Ethics
- Information Governance Policy
- Outside Activities Professional Conduct Policy
- Gifts and Entertainment Policy
- Reportable Holdings and Investment Accounts List
- Privacy Center
- Compliance Page

12.1 Addendums:

- Securities Disclosure Corporate Addendum
- Securities Disclosure MI Addendum
- Securities Disclosure SPDJI Addendum
- Securities Disclosure ExCo Addendum
- Securities Disclosure Commodity Insights Addendum
- Securities Disclosure Ratings Addendum
- Securities Disclosure Windows Addendum

Last Reviewed February 2025.

Appendix A: Definitions

For the purposes of this Policy, the term and all variations of the term below shall have the following meanings, unless such terms are defined in Divisional Addenda.

Term	Definition
"Active Group Assignment Box"	shall mean the box located on the dashboard of GECS containing the Restricted Security List(s) for an Employee.
"Addendum"	shall mean a Division specific addition to this Policy, containing requirements and Restrictions related to a specific Division of S&P Global.
"Beneficial Interest"	shall mean direct or indirect ownership interest in, or the opportunity, directly or indirectly, to profit or share in any profit derived from a Security or a transaction in a Security. It is also the ability to control the purchase, sale, legal transfer, or voting rights of a Security. An Employee is deemed to have a Beneficial Interest in Securities Held by any Immediate Family member. Similarly, an Employee is deemed to have a Beneficial Interest in the Securities portfolio Held by a corporation or partnership controlled by that Employee or a trust or estate for which the Employee or his or her Immediate Family member serves as trustee or executor.
"Blind Trust"	shall mean a trust in which the trustees have full discretion over the Securities, and the trust beneficiaries have no knowledge of the holdings of the trust or the ability to direct or influence changes to those holdings. Blind Trusts are required to be Reported in GECS, and the documentation establishing the trust must be presented for approval. Once a Blind Trust is considered effective, it is exempt from ongoing Reporting and Trading requirements.
"Certification"	shall mean an electronic document attesting the truth of a fact or statement. For purposes of this Policy, Employees shall complete Certifications for Investment Accounts, Holdings, Transactions, The Policy, and any applicable Divisional Addenda.
"Conflict of Interest"	shall mean a situation in which an Employee's private interests conflict with his or her professional interests. Employees of S&P Global have professional responsibilities that may conflict or appear to conflict with personal investment goals. Such a Conflict of Interest may make it difficult for Employees to do their job impartially.

Term	Definition
"Covered Worker"	shall mean an Employee who is covered by this Policy based on their ability to influence S&P Global products and services and/or their access or potential access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities. Additionally, each Division's management will define the conditions under which Workers Engaged Through Vendors, interns and other temporary workers may be subject to this definition and hence subject to this Policy and its obligations
"Division"	shall mean a business of S&P Global that operates under a different name, providing the independent benchmarks, credit ratings, portfolio and enterprise risk solutions and analytics that make up S&P Global, including S&P Global Ratings, S&P Global Market Intelligence, S&P Dow Jones Indices S&P Commodity Insights, and S&P Global Mobility
"DRIP"	shall mean dividend reinvestment plan, by which the dividends that an investor receives from a company go toward the purchase of more stock, making the investment in the company grow little by little.
"Electronic Broker"	shall mean a broker-dealer who participates in automated electronic Reporting of Securities Trading to S&P Global. A current list of Electronic Brokers is available on Sphere or on the GECS dashboard in Documents
"Employee"	shall mean individuals whom the Company classifies as employees and pays through payroll with withholdings, irrespective of whether they are full-time, part-time, regular, temporary or project based.
"Equity"	shall mean a stock or any other Security representing an ownership interest. This may be in a private company (not publicly traded), in which case it is called private equity
"Fixed Income Security"	shall mean any type of investment under which the borrower/issuer is obliged to make payments of a fixed amount on a fixed schedule.
"Global Employee Compliance Services" (GECS)	also called "GECS" shall mean the system of record used for but not limited to Reporting and certifying to Investment Accounts and Holdings, Preclearing and Reporting Securities activities. Employees may access Global Employee Compliance Services through Sphere, My Apps.

Term	Definition
“Holding”	shall mean owning a Beneficial Interest in a Security or having a short position in a Security.
“Immediate Family Member”	shall mean an Employee’s (a) spouse, domestic partner, equivalent, (b) an Employees dependent child or stepchild, regardless of residence, and (c) other relatives of an Employee, including step, and adoptive relationships, that both are dependent and reside in the same residence.
“Initial Public Offering”	shall mean a first and one-time only sale of publicly tradable stock shares in a company that has previously been owned privately.
“Insider Trading”	Insider Trading is the buying or selling of a publicly traded company's Securities by someone who has Material Non-Public Information. Insider trading is illegal and comes with severe penalties including potential fines and jail time.
“Investment Account”	shall mean an Investment Account in which an Employee or an Employee’s Immediate Family Member Holds Securities, has a Beneficial Interest, or has discretion or control over the account. Types of Accounts include direct control accounts, managed accounts, Third-Party Discretionary Accounts, and Blind Trusts, including brokerage accounts that benefit from tax advantages in their respective country.
“Level”	shall mean the component of an Employee’s Securities Disclosure Profile that determines the Restrictions on the Securities that an Employee and his or her Immediate Family Members are subject to. An Employee’s Level is determined by his or her influence of the products and services of S&P Global, in fact or appearance, by virtue of their role and responsibilities, and/or access or potential access to Material Non-Public Information in fact or appearance, by virtue of their role and responsibilities.
“Material Non-Public Information” (“MNPI”)	Shall mean all non-public information that a reasonable investor would likely consider important in making an investment decision or non-public information that is reasonably likely to affect the market price of a Security when it is publicly disclosed. Information is non-public if it has not been disseminated to the public in a manner reasonably designed to provide broad

Term	Definition
	distribution, such as a required or voluntary filing with a government agency or regulatory body, a publication of general circulation, or a press release issued by an issuer or client. For example, information about financial performance; strategic plans; business initiatives; mergers or acquisitions; litigation; or management changes is likely material, and if any such material information is not known to the public, it would constitute material non-public information. Material Non-Public Information can be positive or negative and may involve events with contingencies.
"Pre-Approval"	shall mean the act of notifying Securities Disclosure Compliance about and gaining permission for a certain Securities transaction. Pre-Approval is done through use of an electronic form and includes but is not limited to transactions in Initial Public Offerings, (IPOs), Private Investments, and Commodities, Future Contracts, or other types of alternate instruments.
"Pre-Clear"	shall mean the process for obtaining Pre-Clearance.
"Pre-Clearance"	shall mean the Pre-approval to purchase or sell a Security, or the process of requesting such approval. Pre-Clearance is done using the system of record (GECS).
"Private Investment"	shall mean a holding or potential investment not identified by a ticker, a CUSIP or an ISIN.
"Private Investment Disclosure Form"	shall mean an electronic form found on GECS dashboard, utilized for Pre-Approval, or reporting of an investment where a ticker, ISIN or CUSIP number is not available, including but not limited to transactions in Initial Public Offerings, Private Investments, Commodities, Future Contracts, or other types of alternate instruments.
"Private Placement"	shall mean an unregistered offering of Securities to a small number of investors rather than to the general public.
"Reporting" (Report)	shall mean entering information required by the Securities Disclosure Policy into the Global Employee Compliance Services site, (GECS).

Term	Definition
“Restricted Security List”	shall mean a listing of Securities that are restricted for Holding and/or Trading by an Employee and his or her Immediate Family Members.
“Restricted Security”	shall mean a Security which an Employee and his or her Immediate Family, as determined by the Employee’s assigned Level, is Restricted from Trading or Holding.
“Restrictions”	shall mean Securities classified by industry, geography, or regulation, which an Employee and his or her Immediate Family Members may not acquire, hold, control, trade, sell or otherwise possess a Beneficial Interest (including short sales).
“Sector”	shall mean a grouping by industry, government, or currency.
“Sector Fund”	shall mean a Mutual Fund, Exchange Traded Fund (ETF), or Unit Trust which, by name, provides diversification of Holdings within a specific industry or government Sector (e.g., Fidelity Select Health Care Portfolio), or currency (e.g., Euro ETF).
“Security”	shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, an investment contract, a vehicle which purchases and pools investments in other securities (such as a Mutual Fund, an exchange traded fund (ETF), hedge fund, or venture capital fund), or other financial instrument commonly known as a security, including securities issued globally, and American Depository Receipts (ADRs). It also includes any put or call options, futures contracts, or any other derivative instruments related to securities.
“Securities Disclosure Compliance”	shall mean the department within S&P Global responsible for conducting monitoring and surveillance and enforcing Employee compliance with Securities Disclosure requirements.
“Securities Disclosure Profile”	shall mean an assignment established to help an Employee identify the Securities that he or she is Restricted from Holding and Trading. A Securities Disclosure Profile consists of the Employee’s Level and Restrictions.

Term	Definition
“S&P Global Securities”	shall mean common stock, preferred stock, debt, warrants, options, and other securities (collectively, “securities”) of S&P Global.
“Third-Party Discretionary Account”	shall mean an Investment Account where the Trading in the Account is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent and where the beneficiary of the Account does not have input into the specific investment decisions in the Account. Third Party Discretionary Accounts must be Reported and the third-party with discretionary authority must provide a letter stating that they will not accept investment direction from the Employee or designee and not to Trade in Securities in the Sector(s) and/or Industry in which the Employee is restricted. Transactions in a Third-Party Discretionary Account do not require pre-clearance. Third-Party Discretionary Accounts must be with an Electronic Broker if section 4.4 applies to the Employee. *Third-Party Discretionary Accounts cannot hold or trade S&P Global Securities (SPGI).*
“Trading”	shall mean purchasing, selling, or selling short, or engaging in a transaction (e.g., a gift or an exchange) in a Security; writing or exercising an option to purchase or sell a Security; buying to cover a short position; purchasing a contract for difference related to the price of a Security, or spread betting. It also can mean investment decisions such as the reallocation of assets in a 401(k) plan, the loss of shares through a margin call, and the tendering of shares in a cash or exchange offer. For purposes of this Policy, Trading excludes shares acquired via gift or inheritance.
“Trade Approver”	shall mean a manager of an Employee, responsible for providing first level approval to a Pre-Clearance request.
“Transaction”	shall mean the movement of a Security into, out of, or from one account to another.
“Workers Engaged Through Vendors**”**	shall mean vendors, external third parties with which the Company has entered a contractual relationship to provide goods and/or services. There are three categories of workers engaged as or through vendors.

Term	Definition
	1. Agency Workers: An agency is a type of vendor that sources labour for its clients. Individuals who work for the Company through an agency often do the same kind of work as employees, in some cases for a period of time that is known to be temporary. Agency workers are paid on the agency's payroll with withholdings from their agency. 2. Independent Contractors: An independent contractor is a type of vendor where the individual providing services to the Company does so directly or through sole proprietorship and is paid by the Company through accounts payable without withholdings. 3. Other Vendors Resources: Individuals working for the Company through a vendor who are not Agency Workers or Independent Contractors, such as employees of professional service providers.
"Xceptor"	Data automation platform licensed by S&P Global to automatically capture employee-provided brokerage statements from inbound channels, and extract, enrich, validate relevant trade, position data, and generate a standardized output.

S&P Global Ratings

Addendum to Securities Disclosure and Trading Policy

Issued by:
S&P Global Ratings Policy Governance Group

Applies to:
S&P Global Ratings and certain other personnel who support the businesses named above.

Effective date:
December 18, 2024

S&P Global Ratings and certain other personnel who support S&P Global Ratings are required to comply with this Addendum to the S&P Global Securities Disclosure and Trading Policy. Failure to comply may result in disciplinary action up to and including termination of employment.

Addendum for S&P Global Ratings

This S&P Global Ratings Addendum (**Ratings Addendum**) to the S&P Global Securities Disclosure and Trading Policy (**Securities Disclosure Policy**) establishes the securities disclosure and trading requirements applicable to S&P Global Ratings Employees and certain other personnel who support S&P Global Ratings, as further identified below. The requirements of this Addendum help to ensure that there are no prohibited conflicts (for further information see the Roles and Responsibilities Policy) and that Employees are prohibited from using or sharing confidential or Material Non-Public Information for the purpose of trading financial instruments.

This Ratings Addendum may be more restrictive than the Securities Disclosure Policy in certain instances. In all such cases, this Ratings Addendum shall govern.

All capitalized terms not defined within this Addendum or the Glossary to the S&P Global Ratings Policy Manual are defined in the Securities Disclosure Policy.

1.0. Applicability of the Ratings Addendum and Securities Disclosure Policy

All Employees, including Employees on leave, and Immediate Family, are subject to the Securities Disclosure Policy and this Ratings Addendum. Completion of the bi-annual certifications in GECS, as described in Section 5.0 of the Securities Disclosure Policy, is not required while an Employee is on leave but will be required upon the Employee's return.

1.1. Workers Engaged Through Vendors

Agency Workers may be subject to all, or part of the Securities Disclosure Policy and this Ratings Addendum as determined by Ratings Compliance.

Independent Contractors and Other Vendor Resources may be subject to all, or part of the Securities Disclosure Policy and the Ratings Addendum, as identified in any contractual agreement to provide products or services to S&P Global Ratings.

2.0 Trading While in Possession of Confidential Information or Material Non-Public Information

Employees and their Immediate Family may not engage in Trading (Buying/Selling) of any Securities[1], derivatives, or commodities while in possession of or access to Confidential Information or Material Non-Public Information for such instrument.

3.0 Pre-Clearance

In accordance with Section 5.1 of the Securities Disclosure Policy, with the exception of holdings in Third-Party Discretionary Accounts or Blind Trusts (both of which must be documented in accordance with the Securities Disclosure Policy), Employees must Pre-Clear in GECS before they or their Immediate Family sell any individual equities, corporate debt instruments, or related derivative instruments that they

[1] For the purposes of the Addendum, "**Security**" also includes Structured Finance Instruments or S&P Global Ratings rated Money Market and Bond Funds within the definition of "Security" in the S&P Global Securities Disclosure and Trading Policy. For the purposes of the Addendum, "**Structured Finance Instrument**" means, a financial instrument involving the pooling of assets and the subsequent sale to investors of tranche claims on the cash flows backed by the asset pools.

are permitted to hold; sell any funds other than Diversified Funds[2] that they are permitted to hold; or trade any financial futures, commodities, or commodity futures that are not restricted as set out in Section 8.0 of this Addendum.

For more information on Pre-Clearance, see Section 5.1 of the Securities Disclosure Policy.

4.0 Divestment

In accordance with Section 7.2 of the Securities Disclosure Policy, if an Employee or an Immediate Family member holds any restricted Securities, they will be required to divest. Employees must receive Pre-Clearance before any Trades for the purpose of divestment.

5.0 Exceptions

Exceptions to the Securities Disclosure Policy and this Ratings Addendum may be granted in rare circumstances.

Employees are required to get approval in writing from their manager and Ratings Compliance for any exception, copying Securities Disclosure Compliance. Level 2 employees (as defined below in Section 9.0) require additional approval from their RPL or appropriate equivalent. The approval of and rationale for the exception will be retained by Securities Disclosure Compliance in GECS, the system of record.

6.0 Notification of Change in Sector, Practice Area, or Policy Role

Any time an Analytical Employee changes sector or Practice Area, or an Employee moves into an Analytical Policy Role, or makes another change to their responsibilities that would affect that Employee's restrictions as set out in Section 9.0 of this Ratings Addendum, the RPL, or appropriate equivalent, in the new sector and/or Practice Area must ensure that both Securities Disclosure Compliance and Ratings Compliance are notified of that change and the date on which it is to become effective. Such notification must take place on or before the effective date of the change, to ensure proper application of the restrictions and monitoring. Documentation of such changes will be retained by Securities Disclosure Compliance in GECS.

7.0 Restrictions on All Employees

Every Employee is responsible for ensuring before attending any Rating Committee that they do not hold any securities that would result in a prohibited conflict. For example, holding any securities in the rated entity or a Related Third Party of the rated entity would be considered a prohibited conflict (for further information see the Roles and Responsibilities Policy). In addition to the restrictions found in the Securities Disclosure Policy, all Employees and their Immediate Family are also subject to the following restrictions:

Competing Credit Rating Agencies: *Holding or Trading* any Securities issued by credit rating agencies whose business competes with S&P Global Ratings.

Individual Securities: *Buying* any individual equities, corporate debt instruments, or related derivative instruments.

[2] For the purposes of the Addendum, "**Diversified Fund**" means a fund which purchases and pools investments in other Securities (such as, but not limited only to, Mutual Funds, exchange traded funds (ETF), Sector Funds, hedge funds or venture capital funds) that does not have a concentration of greater than ten (10%) percent in any individual asset of the total assets of the fund.

Funds Other than Diversified Funds: *Buying* any fund other than a Diversified Fund.

Blind Trust: *Holding or Trading* Securities issued by S&P Global Inc. in a Blind Trust.

Local Regulatory Requirements: *Engaging* in any activity that would violate insider trading or dealing, market abuse, or other Regulatory Commitments in applicable jurisdictions.

Additional restrictions for certain Employees based on Securities Disclosure Profile Level and Practice Area are described in Section 9 below.

8.0 Permissions for All Employees

Subject to any specific restrictions mentioned here, Employees and their Immediate Family are permitted to do the following:

SPGI: Subject to the restrictions on all Employees found in Section 5.2 of the Securities Disclosure Policy, *hold and buy/sell with Pre-Clearance* Securities issued by S&P Global, Inc.

Diversified Funds: Subject to any Practice Area restrictions (in Sections 9.1.1 and 9.2.1 below), *hold and buy/sell without Pre-Clearance* any Diversified Funds.

9.0 Additional Restrictions on Employees Based on Securities Disclosure Profile Levels

In addition to the restrictions on all Employees and their Immediate Family in Section 7.0 of this Ratings Addendum, there may be additional restrictions based on Securities Disclosure Profile Level ("Level") and Practice Area. Levels for S&P Global Ratings are described below.[3] An Employee's Immediate Family is the same Level as such Employee. An Employee can find their appropriate Level in GECS. Please see the relevant additional restrictions for each Level below:

- Level 2: Employees in an Analytical Policy Role, except those in AQV.
- Level 3: Employees in Associated, Commercial, or Control Policy Roles and all employees in AQV regardless of their Policy Role.

9.1 Additional Restrictions for Level 2

There may be specific restrictions for Level 2 Employees based on their Practice Area. See Section 9.1.1 of this Ratings Addendum for further guidance. In addition to the restrictions applicable to all Employees, all Level 2 Employees and their Immediate Family are prohibited from:

Third Party Discretionary Accounts: *Holding or Trading* any Securities in a Third-Party Discretionary Account that they are prohibited from holding by this Ratings Addendum or the Securities Disclosure Policy.

Individual Securities: *Holding* any individual equities, corporate debt instruments, or related derivative instruments *in their Practice Area(s) or in the Practice Area(s) that is the subject of their analytical work*.

Funds Other than Diversified Funds: *Holding* any fund other than a Diversified Fund *in their Practice Area(s) or in the Practice Area(s) that is the subject of their analytical*

[3] Level 1 Employees within S&P Global Ratings and applicable restrictions are defined by the Securities Disclosure Policy and SPGI. There are no additional restrictions under this Addendum.

work.

Financial futures: *Holding or Trading* financial futures that are derivative of an individual equity or corporate debt instrument.

Commodities or commodity futures: *Holding or Trading* commodities or commodity futures that are aligned with the Employee's sector (e.g., oil futures for a corporate Analyst in oil/gas).

Commodity Funds: *Holding or Trading* Commodity Funds[4] that are aligned with the Employee's sector (e.g., oil funds for a corporate Analyst in oil/gas).

9.1.1. Level 2 – Practice Area Restrictions

1. **Structured Finance**: Employees in Structured Finance and their Immediate Family are prohibited from the following.
   - Individual Securities: *Holding* individual equities, corporate debt instruments and any related derivative instruments for certain Related Third Parties in Structured Finance transactions currently rated by S&P Global Ratings.

2. **IPF/Sovereigns**: Employees in IPF/Sovereign and their Immediate Family are prohibited from the following.
   - Diversified Funds: *Trading* any Index Tracking Funds aligned to the country or region in which they participate in the determination of Credit Ratings *from the time the Credit Rating is Released until 60 days after the Release*.

   - Government Debt Related Instruments: *Holding and buying* Government debt related instruments aligned with the Employee's country and region of analytical coverage.

   - Financial Futures: *Holding and buying* currency related futures or futures products related to government debt related instruments aligned to the Employee's country and region of analytical coverage.

     Holding and buying futures products related to Government debt related instruments aligned with the Employee's country and region of analytical coverage.

3. **USPF**: Employees in USPF and their Immediate Family are prohibited from the following.
   - Government Debt Related Instruments: *Holding and buying* Government debt related instruments aligned with the Employee's country and region of analytical coverage.

   - Financial Futures: *Holding and buying* currency related futures or

[4] For the purposes of the Addendum, "**Commodity Fund**" shall mean any financial instrument that holds the physical commodity asset or any futures contracts. Examples include, but not limited to, ETFs or Funds holding the physical commodity or futures related to the commodities- such as gold, silver, platinum, corn, oil, natural gas, etc.

futures products related to government debt related instruments aligned to the Employee's country and region of analytical coverage.

Holding and buying futures products related to Government debt related instruments aligned with the Employee's country and region of analytical coverage.

4. **Fund Ratings**: Employees and their Immediate Family are prohibited from the following.
    - *Holding or Trading* any funds rated by S&P Global Ratings.

9.2 Additional Restrictions for Level 3

There may be specific restrictions for Level 3 Employees based on their Practice Area. See Section 9.2.1 of this Ratings Addendum for further guidance. In addition to the restrictions applicable to all Employees, all Level 3 Employees and their Immediate Family are prohibited from:

<u>Financial futures:</u> *Holding or Trading* financial futures that are derivative of an individual equity or corporate debt instrument.

<u>Commodities or commodity futures:</u> *Buying or Holding* commodities or commodity futures that are aligned with the sector the Employee is in or supports (e.g., oil futures for an Employee who is in or supports oil/gas).

<u>Commodity funds</u>: *Buying* commodity funds that are aligned with the Employee's sector (e.g., oil futures for an Employee who is in or supports oil/gas).

9.2.1. Level 3– Practice Area Restrictions

1. **IPF/Sovereign**: Employees who are in or support IPF/Sovereign and their Immediate Family are prohibited from the following.
    - <u>Government Debt Related Instruments</u>: *Buying* Government debt related instruments aligned with the Employee's country and region of analytical coverage.

    - <u>Financial Futures</u>: *Buying* currency related futures or futures products related to government debt related instruments aligned to the Employee's country and region of analytical coverage.

      Buying futures products related to Government debt related instruments aligned with the Employee's country and region of analytical coverage.

2. **USPF**: Employees in USPF and their Immediate Family are prohibited from the following.
    - <u>Government Debt Related Instruments</u>: *Buying* Government debt related instruments aligned with the Employee's country and region of analytical coverage.

    - <u>Financial Futures</u>: *Buying* currency related futures or futures products related to government debt related instruments aligned to the Employee's country and region of analytical coverage.

Buying futures products related to Government debt related instruments aligned with the Employee's country and region of analytical coverage.

3. **AQV**: Employees in AQV and their Immediate Family are prohibited from the following:

- Individual Securities: *Holding* any individual equities, corporate debt instruments, or related derivative instruments outside of a Third-Party Discretionary account.

10.0. Jurisdictional Considerations and Local Law Requirements

10.1 Conflict with Jurisdictional Regulatory Requirements

In the event of a conflict between the Securities Disclosure and Trading Policy and this Ratings Addendum and any jurisdictional Regulatory Requirements, the terms of those relevant Regulatory Requirements shall be deemed to control for the related jurisdiction. Please contact your local Covering Compliance Officer or Securities Disclosure Compliance for further guidance.

For additional detail regarding jurisdictional Regulatory Requirements, please see the Employee Securities Trading and Holding Policy.

10.2 Argentina

In connection with a foreign exchange restriction specific to Argentina, Employees based in Argentina may trade within 30-days (as an approved exception to Section 7.6 of the Securities Disclosure and Trading Policy) only for transactions to obtain Dollar Mercado Electrónico de Pagos ("MEP"), if the transaction meets the following requirements:

1. The Employee pre-clears the transaction in GECS.
2. Following pre-clearance approval, Argentina government bonds are purchased in Argentine Pesos in an account in Argentina.
3. The bonds are deposited into an Investment Account.
4. Within 24-72 business hours, the bonds are sold in exchange for US Dollars.

S&P Global

Title	**Outside Activities Professional Conduct Policy**
Effective Date	**July 10, 2019**
Update Date	**December 23, 2024**

1.0 Introduction

S&P Global is a leading provider of transparent and independent ratings, benchmarks, analytics and data to the capital and commodity markets worldwide. To protect against actual or potential conflicts of interest and to reinforce the independence of S&P Global, Employees may not engage in any outside employment or other activity that would create an actual or apparent conflict of interest with their concurrent employment with S&P Global.

2.0 Scope

The Outside Activities Professional Conduct Policy (hereafter "Policy") is intended to supplement the Code of Business Ethics and various policies adopted by S&P Global to help guard against real, potential, and perceived conflicts between employment at the firm and outside employment and other activities in which Employees may seek to engage. This Policy also provides guidance for professional conduct as an Employee of S&P Global in the context of performing an approved Outside Activity. Notice and approval of Outside Activities or Directorships as specified in this Policy are subject to local law.

3.0 Objective

S&P Global encourages each Employee to be an active participant in his or her community's civic, charitable, and political life. As such, Employees of S&P Global are free to participate in civic, charitable, and political activities outside of their employment so long as those activities do not present actual or potential conflicts of interest—or the appearance of conflicts with—S&P Global. Similarly, S&P Global does not wish to inhibit its Employees' participation in personal, social, or other activities with others outside of S&P Global, provided that such activities or relationships do not create a real, potential, or perceived conflict of interest with—or would reflect negatively on—S&P Global.

4.0 Definitions

Defined terms are intended to provide further clarity regarding this Policy. Defined terms will be capitalized.

See Appendix A: Glossary

5.0 Policy Statement

As representatives of S&P Global, Employees are required to conduct themselves in relations with individuals or entities outside of S&P Global in a manner consistent with S&P Global codes of conduct, policies, and procedures. Employees Engaged in Analytical Activities must be particularly sensitive to, and vigilant to protect against, possible conflicts between their employment at S&P Global and any Outside Activities or Directorships in which they engage. Finally, while at work, Employees of S&P Global are expected to devote their full energies and attention to the business and affairs of S&P Global. Therefore, an Employee's Outside Activities or Directorships must be conducted on personal time, and never consume so much time and energy to impair the Employee's ability to perform their job effectively. In addition to the requirements of this Policy, Employees must comply with other applicable policies, guidelines, codes of ethics, or codes of conduct within their Division that are designed to protect against actual or perceived conflicts of interest and to reinforce the independence of S&P Global. Each Division may separately impose additional or more restrictive policies, standards, or procedures on its own Employees, in which case the more restrictive policies, standards, or procedures would apply.

Last Reviewed December 2024

Appendix A: Glossary

Term	Definition
Analytical Activities / Employees Engaged in Analytical Activities	For purposes of this Policy, Employees Engaged in Analytical Activities and related Analytical Activities are: • In S&P Global Ratings, any Employees who are (1) involved in the production of S&P Global Ratings products and services, including but not limited to credit ratings, or (2) involved in development, revision, validation, management, or advising on methodologies, including criteria and models, that support S&P Global Ratings products and services. • In S&P Dow Jones Indices, any Employees who participate in the index governance, production, or adjustment process, which may include the selection of securities to an index, calculation of indices or changes to methodology. All activities performed within the scope of the Index Management and Production Group (IMPG) and the Index Governance Group (IGG) are considered Analytical Activities. • In Commodity Insights, any Employees who are Price Reporters, Commodity Insights News Reporters, or Commodity Insights Analysts. • In Market Intelligence, any Employees who participate in journalistic activities for LCD or other news services, including but not limited to, Reporters, Editors, News Desk Managers, or Employees who are involved in Analytical Activities associated with Market Intelligence's qualitative research, quantitative research, or quantitative modeling and analysis.
Employee	Shall mean individuals whom the Company classifies as Employees and pays through payroll with withholdings, irrespective of whether they are full-time, part time, regular, temporary or project based.
Immediate Family	Shall mean an Employee's spouse, domestic partner, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, including adoptive or guardian relationships, in each case, sharing the same household as the Employee, and any entity or trust owned or controlled by a person named above.
Outside Activities/ Outside Directorships	• Participation in certain types of groups or organizations outside of S&P Global, including any For-Profit and Not-For-Profit organization– Service on the boards of

	directors—or similar supervisory or administrative boards—of Public Companies and other organizations • Ownership or active participation in a business • Significant Civic, Charitable, or Political Activity or Involvement • Outside Activities do not generally include participation on any recreational sports teams or recreational performing arts or musical group, nor such advisory groups as Parent-Teacher Organizations • However, to the extent that such sports team, or, group may individually, or as a larger group be rated or analyzed, or be a company with which we do business or engage in transactions or may be a customer of an S&P Global Division, such participation may also be deemed a covered Outside Activity. • Outside Activities do not include participation in organizations or groups at the request of S&P Global. • Any other activity that may jeopardize or appear to jeopardize S&P Global analytical impartiality or create an actual or potential conflict of interest – or appearance of a conflict – with S&P Global.
Outside Activity/Directorship Disclosure Form	This is the form utilized to gain pre-approval for an Outside Activity, Outside Directorship or Outside Employment. The Outside Activity Disclosure Form can be found on the dashboard of the Global Employee Compliance Service site.
Outside Employment	Any work, service or other activity performed by an Employee, other than in the performance of the Employee's official duties. It can include activities like writing and editing, publishing, teaching, lecturing, consulting, self-employment, and any other services or work performed, with or without compensation.
Public Company	A company or other form of organization with publicly traded equity or debt securities, including investment funds and their investment advisors or managers, or an "affiliate" of such company or organization. Such "affiliate" shall be a company or other form or organization that controls, is controlled by, or is under common control with, such Public Company.
Significant Civic, Charitable, or Political Activity or Involvement	Means (a) holding an elected or appointed office in any local (including school board), state, provincial, or national governmental authority; (b) holding an appointed or elected office in any political party; or (c) acting in a management role, including serving on the board of directors, of a charitable organization. This does not include civically engaged activities such as volunteer work at a school, for a charitable event, or for a political campaign.

S&P Global
Ratings

Policy: Avoiding Selective Disclosure of Material Non-Public Information
Date: 01 March 2019

Policy Statement

S&P Global Ratings must not selectively disclose Material Non-Public Information when communicating with market participants except as permitted to be disclosed to Issuers under S&P Global Ratings' policies. These restrictions are in addition to the requirements of S&P Global Ratings' policies concerning Confidential Information.

This policy is designed to facilitate compliance with applicable legal and regulatory requirements. Material Non-Public Information includes, among other things, Rating Decisions.

Nothing herein or in our policies prohibits or restricts an Employee from initiating communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). All provisions of this Policy and our other Policies should be construed in a manner consistent with the preceding sentence.

S&P Global
Ratings

Policy: Managing Confidential Information
Date: 23 May 2016

Policy Statement

S&P Global Ratings possesses different types of Confidential Information. In addition to Confidential Information received from external sources, Employees may possess Confidential Information from internal sources, such as the content or timing of a pending Rating Action, or Rating Committee deliberations.
S&P Global Ratings requires that its Employees protect Confidential Information by imposing restrictions on the disclosure and use of Confidential Information.

S&P Global Ratings and its Employees must protect Confidential Information from being disclosed in publications, at conferences or outside events, or in conversations with investors, other issuers, other persons, or otherwise.

Nothing herein prohibits or restricts an Employee from initiating communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). All provisions of this Policy and our other Policies should be construed in a manner consistent with the preceding sentence.

S&P Global Ratings

Policy: Ratings Release
Date: 23 May 2016

Policy Statement

When a Rating Committee makes a Rating Decision on a Credit Rating Action, S&P Global Ratings' overriding objective is to disseminate Credit Rating Actions as soon as possible.

Policy: Issuer Notification (including Issuer Appeals)
Date: 01 December 2022

Policy Statement

When required by regulation or where otherwise feasible and appropriate, S&P Global Ratings will, prior to the publication of a Credit Rating, inform the Issuer of the critical information and principal considerations upon which the Credit Rating will be based and afford the Issuer the opportunity to clarify any potential factual errors on which S&P Global Ratings may have based its Rating Decision. This notice also allows the Issuer to identify and alert S&P Global Ratings to any potential disclosure of material non-public or confidential information.

Any change proposed by an Issuer to correct a factual error or prevent the disclosure of material non-public or confidential information shall be given consideration before publication of the Credit Rating. A change will be made only if the Primary Analyst determines it is warranted. Concerns or misunderstandings raised by an Issuer will be discussed with the Issuer, but the Primary Analyst is generally discouraged from making changes for purposes other than correcting a factual error or avoiding the potential disclosure of material non-public or confidential information. If an Issuer suggests wording or grammatical changes, the Primary Analyst may consider such comments but is not obligated to make any changes. In all cases, S&P Global Ratings maintains editorial control over its published materials, including Credit Rating Rationales.

This policy statement applies to Solicited Credit Ratings, Unsolicited Credit Ratings (in certain jurisdictions), and Confidential and Private Credit Ratings, but does not apply to Confidential for Internal Purposes Credit Ratings.

An Issuer may share new information relevant to the Rating Decision after being notified of the Rating Decision. S&P Global Ratings will determine whether the new information could impact the Rating Decision. If necessary, a new Rating Committee will be convened.

An Issuer may appeal the Rating Decision and request a review of the additional information based on either material new information it has shared with S&P Global Ratings or a belief that S&P Global Ratings materially misinterpreted critical information in reaching that Rating Decision.

S&P Global Ratings will consider appeals of Rating Decisions by Issuers and will grant such appeals as appropriate. There is no right to appeal, and the decision to grant an appeal is made on a case-by-case basis. A Credit Rating may be placed on CreditWatch during the appeal period. S&P Global Ratings will take any appeal request seriously and will seek to gauge its substance, but it will reject requests that appear to be made solely for the purpose of delaying the issuance of a Credit Rating. In general, the Rating Decision of an appeal Rating Committee is final. In certain jurisdictions, S&P Global Ratings must disclose if an initial Rating Decision was changed following an appeal by the Issuer.

The following are not subject to appeal: CreditWatch actions, affirmations of Credit Ratings, and Unsolicited Credit Ratings (except for Sovereign Credit Ratings), as well as Ancillary Services, Other Services, and certain other opinion products that could potentially contribute to a Credit Rating Activity (i.e., Mappings, Rating Agency Confirmations (RAC), Rating Evaluation Services (RES), and Recovery Ratings, unless the Recovery

Rating is a material input in determining the Credit Rating.) Components of a Credit Rating (e.g., BICRA, SACP, or risk scores) or other assessments (e.g. ESG Credit Indicators) which do not meet the definition of a Credit Rating, even if made public, are also not subject to appeal. Additionally, Outlook changes on U. S. Public Finance Credit Ratings are not subject to appeal.

Requests to appeal a Rating Decision can constitute a Complaint if the request otherwise meets the definition of Complaint.

S&P Global Ratings

Policy: Corporate Governance
Date: 15 October 2024

Policy Statement

Standard & Poor's Financial Services LLC's ("S&P FS") Board of Managers ("Board of Managers", or "Board") Policy Regarding Corporate Governance, Organization and Management of Conflicts of Interest

Board of Managers Composition

In addition to this policy, the Board of Managers is governed by SEC Regulatory Requirements and Regulatory Expectations, and the Amended and Restated Limited Liability Company Agreement of S&P FS ("the LLC Agreement").

S&P FS shall maintain at all times a Board of Managers comprised of no less than four (4) and no more than six (6) persons, at least half but no fewer than two (2) of whom shall be Independent Managers (including an Independent Manager who shall be a user of ratings from a nationally recognized statistical rating organization). The term of office for all Independent Managers shall be for a pre-agreed fixed period, not to exceed five (5) years, and shall not be renewable. The term of office for non-Independent Managers is not required to have a fixed period and may be renewable.

Annual Review of Board of Managers Composition Requirements

The Board of Managers will annually conduct a review as to how the Board of Managers continues to meet the board composition requirements under the relevant statutory provisions applicable to NRSROs. The results of this annual review are to be recorded in the minutes of the relevant Board of Managers meeting.

Board of Managers Duties

The Board of Managers shall oversee:

(i) the establishment, maintenance, and enforcement of policies and procedures for determining Credit Ratings;
(ii) the establishment, maintenance, and enforcement of policies and procedures to address, manage, and disclose any conflicts of interest;
(iii) the effectiveness of the internal control system with respect to policies and procedures for determining Credit Ratings; and
(iv) the compensation and promotion policies and practices of the nationally recognized statistical rating organization.

No Manager may participate in any analytical deliberations to determine a specific Credit Rating or Non Credit Rating Product output issued or offered by S&P Global Ratings.

The Board of Managers exercises approval authority ("Board Approval") for:

1 The term "Manager" as used herein refers to individual Board of Managers members, whether Independent or Non-Independent. Where a requirement differs for Independent or Non-Independent Managers, that is noted.

a) new or materially revised Policies and Standard Operating Procedures ("SOP") used for determining Credit Ratings, as determined by the Designated Compliance Officer ("DCO") of S&P Global Ratings in consultation with Ratings Legal;
b) new or materially revised Policies and SOPs concerning the governance of Criteria, Criteria Models and Ratings Models as determined by the DCO in consultation with the Criteria and Model Governance Committee ("CMGC") of S&P Global Ratings in consultation with Ratings Legal; and
c) new or materially changed Criteria, Criteria Models and Ratings Models (consistent with policies and procedures concerning the governance of Criteria, Criteria Models and Ratings Models), as determined by CMGC.
    - The Board of Managers may exercise the approval authority through a committee in accordance with the LLC Agreement and any charter document of such committee (e.g., the Criteria and Models Committee of the Board of Managers).

Managers with responsibility for, or oversight of, commercial matters at S&P Global Ratings or any of its affiliates shall not be eligible to participate in any vote of the Board of Managers regarding whether to approve Criteria or Models.

<u>Conflicts of Interest</u>

<u>a. All Managers</u>

The members of the Board of Managers have a duty to be free from the influence of any conflicting interest when they participate in Board of Managers or committee discussions, deliberations, or approvals.

Each Manager must acknowledge that he or she has sufficient time to carry out the duties of the position and that he or she has fully disclosed to S&P FS:
(i) any actual or potential conflict of interest that he or she may have;
(ii) the details of all other significant business and other interests that he or she is involved with; and
(iii) the amount of time devoted to such other commitments.

At no time during his or her appointment shall any Manager permit duties to any other person, firm or company to conflict with his or her duties to S&P FS.

To this end, all Managers shall complete a Managers' Questionnaire ("Questionnaire") prior to commencement of their term as a Manager. Each Manager shall update the Questionnaire annually during his or her term. Changes to the information provided in the Questionnaire during a Manager's term shall be promptly reported to the Chairperson of the Board of Managers and President of S&P Global Ratings for review.

All Managers shall obtain prior consent from the Chairperson of the Board of Managers and President of S&P Global Ratings before accepting any appointment or employment with and/or providing services of any kind to or for: (i) any company or firm either engaged in a business competing with, or similar to, that of any Affiliate of S&P Global Ratings; or (ii) any Issuer, obligor or sponsor of financial instruments rated by S&P Global Ratings, any Issuer or obligor rated by S&P Global Ratings, or any other client of S&P Global Ratings.

A Manager must recuse himself or herself from participating in Board of Managers or committee discussions, deliberations, or approvals where he or she may have an actual or potential conflict of interest with respect to the topic of discussion, deliberation or approval.

<u>b. Independent Managers</u>

In order to be considered independent for purposes of membership on the Board of Managers, a Manager may not, other than in his or her capacity as a member of the Board of Managers or any committee thereof:
(i) accept any consulting, advisory, or other compensatory fee from S&P FS; or
(ii) be a person employed by or associated with S&P FS or with any affiliated company thereof.

The compensation of Independent Managers shall not be linked to the business performance of S&P FS and shall be arranged to ensure the independence of their judgment.

Confidential Information

No Manager may disclose any information obtained in his or her capacity as a member of the Board of Managers concerning the organization, business dealings, finances, transactions or affairs of S&P FS or its affiliates to any company or person other than as may be required by a court of competent jurisdiction.

Nothing herein prohibits or restricts a Manager from initiating Communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the United States Securities and Exchange Commission (the "SEC").

Securities Trading and Disclosure

a. All Managers

Each Manager (and his or her spouse or partner, minor children, or any other adult person who lives with the Manager to whom the Manager provides financial support not including incidentals like food or housing) must comply with the Securities Trading requirements and restrictions in this policy and, all applicable rules of law and stock exchange regulations. Managers may not engage in Trading (Buying/Selling) of any securities, derivatives, or commodities while in possession of or access to Confidential Information or Material Non-Public Information for such instrument. Managers are restricted from engaging in any activity that would violate insider trading or dealing, market abuse, or other Regulatory Commitments.

Each Manager is prohibited from holding any shares in other CRAs.

All Managers shall Pre-Clear with the S&P Global Ratings' General Counsel personal securities transactions that involve securities issued by S&P Global Inc. (SPGI) and CRISIL.

b. Independent Managers

S&P Global Ratings Employees are prohibited from providing to an Independent Manager (i) Material Non-Public Information regarding Issuers and Issues that S&P Global Ratings rates and (ii) any Issuer Confidential Information.

If, in his or her capacity as a member of the Board of Managers, an Independent Manager comes into possession of such information, the Manager shall notify the DCO who will provide directions, including with respect to restrictions and/or disclosure requirements concerning the Manager's securities trading activities.

Any discussions between an Independent Manager and an Analytical Employee relating to analytical matters will be attended by a chaperone from Compliance and Compliance will maintain appropriate documentation of all such chaperoned discussions.

To the extent an Independent Manager attends a Criteria and Models Committee meeting of the Board of Managers, there may be additional requirements relating to securities trading as determined by the DCO and the General Counsel of S&P Global Ratings.

c. Non-Independent Non-Executive Managers

Non-Independent Non-Executive Managers who serve as Standing Members of the Criteria and Models Committee of the Board of Managers:

(i) are restricted from Buying or Holding any individual securities/equities (other than securities issued by SPGI or CRISIL with pre-clearance, as described above), government debt, corporate debt instruments, or related derivative instruments.
    a. This restriction includes Holdings in Third Party Discretionary accounts, but does not include Holdings in Blind Trusts.
    b. Holdings of such shares or securities in a diversified fund is not prohibited by this Section.

c. If a Non-Independent Non-Executive Manager Holds any of these securities, he or she will be required to divest. Managers must receive Pre-Clearance from the S&P Global Ratings General Counsel, in consultation with the DCO, before any trades for the purpose of divestment.

(ii) may Hold and Trade without Pre-Clearance any Diversified Funds.

(iii) Shall ensure that all brokerage accounts are reported to S&P FS and name S&P FS as an interested party for purposes of receiving copies of any monthly brokerage statements showing all of their personal securities holdings

a. If for any reason this is not possible, the Manager shall work with the DCO to ensure that S&P FS is aware of all brokerage accounts.

Any questions on permitted holdings should be discussed with the DCO and General Counsel of S&P Global Ratings. Exceptions to these requirements may be granted in certain limited circumstances. Non-Independent Non-Executive Managers are required to get approval in writing from S&P Global Ratings General Counsel for any exception. S&P Global Ratings General Counsel will consult with the DCO in order to render a decision on an exception request. The approval of and rationale for the exception will be retained.

d. Non-Independent Executive Managers

Non-Independent Executive Managers are subject to the Securities Disclosure and Trading Policy and the S&P Global Ratings Addendum to Securities Disclosure and Trading Policy.

Political Contributions

Managers, and their spouses or partners, if any, must notify and pre-clear with the General Counsel of S&P Ratings any political contribution to a candidate for or the incumbent holder of a state and local office. Please note that this requirement applies to all candidates for or incumbents in state or local offices, including an incumbent federal officeholder running for state or local office, and an incumbent state or local officeholder running for federal office. The following are not within the scope of this notification and preclearance requirement: a contribution to a federal candidate or officeholder who is not currently holding or seeking state or local office; a contribution to a political party committee; a contribution to a PAC or Super PAC.

Access to the Designated Compliance Officer

The DCO is authorized to contact the members of the Board of Managers directly for any matter falling within the exercise of his/her authority.

Compliance Standards

Any suspected violation of this policy should be promptly reported to the Chairperson of S&P FS and President of S&P Global Ratings or to the General Counsel of S&P Global Ratings. Reported violations will be investigated by S&P Global Ratings and appropriate action will be taken in the event a violation has occurred.

Recordkeeping Obligations

All Board of Managers related documents that are required to be kept by law or regulation will be stored in an approved document repository by the Board of Managers Secretary.